Exhibit (d)(1)

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NORTEL NETWORKS INC.

PS MERGER SUB, INC. AND

PEC SOLUTIONS, INC.

Dated as of April 25, 2005

TABLE OF CONTENTS

ARTICLE I THE CASH TENDER OFFER		2

1.1	The Offer	2

1.2	Company Actions	4

1.3	Directors	6

ARTICLE II THE MERGER		8

2.1	The Merger	8

2.2	Closing	8

2.3	Effective Time	8

2.4	Effects of the Merger	8

2.5	Certificate of Incorporation and By-Laws	8

2.6	Directors and Officers	8

ARTICLE III CONVERSION OF SECURITIES IN THE MERGER		9

3.1	Effect of Merger on Capital Stock	9

3.2	Exchange of Certificates	10

3.3	Company Stock Options (ESPP)	12

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		13

4.1	Organization, Standing and Power; Subsidiaries	14

4.2	Capitalization	14

4.3	Authority; No Conflict; Required Filings and Consents	16

4.4	SEC Filings; Financial Statements; Information Provided	18

4.5	Absence of Undisclosed Liabilities	21

4.6	Absence of Certain Changes or Events	21

4.7	Agreements, Contracts and Commitments	21

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4.8	Government Contracts	23

4.9	Litigation	27

4.10	Environmental Matters	28

4.11	Taxes	30

4.12	Real Property; Assets	32

4.13	Intellectual Property	33

4.14	Employee Benefit Plans	36

4.15	Permits	40

4.16	Compliance With Laws	41

4.17	Labor Matters	41

4.18	Customers and Suppliers	42

4.19	Opinion of Financial Advisor	42

4.20	Brokers	42

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		42

5.1	Organization, Standing and Power	43

5.2	Authority; No Conflict; Required Filings and Consents	43

5.3	Information Provided	44

5.4	Interim Operations of Purchaser	44

5.5	Litigation	44

5.6	Brokers	44

5.7	Financing	45

ARTICLE VI CONDUCT OF BUSINESS		45

6.1	Conduct Prior to Effective Time	45

6.2	No Solicitation	49

6.3	Certain Tax Matters	51

ARTICLE VII ADDITIONAL AGREEMENTS		52

7.1	Efforts; Consents, Notices and Approvals	52

7.2	Option to Acquire Additional Shares	53

7.3	Company Stockholder Adoption of the Agreement	54

7.4	Notification of Certain Matters	55

7.5	Access to Information	55

7.6	Public Disclosure	56

7.7	Indemnification	56

7.8	Stockholder Litigation	57

7.9	Obligation to Investigate Building	57

ARTICLE VIII CONDITIONS		57

8.1	Conditions to Obligation of Each Party to Effect the Merger	57

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		58

9.1	Termination	58

9.2	Effect of Termination	60

9.3	Fees and Expenses	60

9.4	Amendment	61

9.5	Extension; Waiver	61

9.6	Procedure for Termination, Amendment, Extension or Waiver	61

ARTICLE X MISCELLANEOUS		61

10.1	Nonsurvival of Representations and Warranties	61

10.2	Notices	62

10.3	Entire Agreement	63

10.4	No Third Party Beneficiaries	63

10.5	Assignment	63

10.6	Severability	63

10.7	Counterparts and Signature	63

10.8	Interpretation	63

10.9	Governing Law	64

10.10	Remedies	64

10.11	Submission to Jurisdiction	65

10.12	WAIVER OF JURY TRIAL	65

TABLE OF DEFINED TERMS

Defined Term	Section
Acquisition Agreement	6.2(b)
Acquisition Proposal	6.2(f)
Affiliated Group	4.11(a)
Affiliates	1.3(a)
Appointment Time	1.3(a)
Agreement	Preamble
Appraisal Shares	3.1(b)
April ESPP Price	3.3(d)
Bid	4.8(a)
Business Day	1.1(b)
Building	4.1(a)
Certificate of Merger	2.3
Certificate	3.2(a)
CFIUS	8.1(d)
Closing	2.2
Closing Date	2.2
Code	1.1(e)
Company	Preamble
Company Balance Sheet	4.4(b)
Company Board	1.2(a)
Company Common Stock	Recitals
Company Confidential Information	4.13(a)
Company Disclosure Schedule	Article IV
Company Employee Plans	4.14(a)
Company Financial Statements	4.4(b)
Company Intellectual Property	4.13(a)
Company Leases	4.12(b)
Company Persons	4.8(d)
Company Properties	4.12(a)
Company SEC Reports	4.4(a)
Company Stockholders Meeting	7.3(a)
Company Stock Options	4.2
Company Stock Plans	4.2
Company’s Knowledge	10.8
Contamination	4.10(b)
Continuing Directors	1.3(c)
Contracts	4.3(b)
Covered Parties	7.7(a)
Current Premium	7.7(a)
Data Regulations	4.13(j)
DFARS	4.13(j)
DGCL	Recitals

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TABLE OF DEFINED TERMS

Defined Term	Section
DSS	8.1(e)
DSS Condition	Annex I, condition (iv)
Effective Time	2.3
Employee Benefit Plan	4.14(a)
Environmental Law	4.10(b)
ERISA	4.14(a)
ERISA Affiliate	4.14(a)
ESPP	3.3(d)
ESPP Number	3.3(d)
ESPP Price	3.3(d)
Exchange Act	1.1(a)
Exchange Fund	3.2(a)
Exon-Florio Act	4.3(c)(ii)
Exon-Florio Condition	Annex I, condition (iii)
Expenses	9.3(c)
Export Control Laws	4.8(m)
Fairness Opinion	4.19
FAR	4.13(j)
Financial Advisor	4.19
Fully Diluted Basis	1.1(a)
GAAP	4.4(b)
GFE	4.8(l)
Government Contract	4.8(a)
Governmental Entity	4.8(a)
Hazardous Substance	4.10(b)
HSR Act	4.3(c)
HSR Condition	Annex I, condition (ii)
Insurance Policies	4.7(e)
Intellectual Property	4.13(a)
ITAR	4.3(c)
January ESPP Price	3.3(d)
Judgment	4.3(b)
Key Employees	6.1(o)
Law	1.1(a)
Letter of Transmittal	4.1(a)
Liens	4.12(a)
Material Adverse Effect	10.8
Material Customer	4.18
Merger	Recitals
Merger Consideration	3.1(a)(i)
Multiemployer Plan	4.14(k)
NISPOM	4.8(k)
Minimum Condition	1.1(a)

TABLE OF DEFINED TERMS

Defined Term	Section
Non-Disclosure Agreement	7.5(b)
Offer	Recitals
Offer Consideration	1.1(a)
Offer to Purchase	1.1(c)
Offer Documents	1.1(c)
Ordinary Course of Business	4.5
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	3.2(a)
Permit	4.3(b)
Person	1.2(e)
Post-Signing Returns	6.3(a)
Principal Stockholders	Recitals
Proceedings	4.9
Purchaser	Preamble
Purchaser Designees	1.3(a)
Purchaser Option	7.2(a)
Purchaser Option Shares	7.2(a)
Release	4.10(b)
Representatives	6.2(a)
Run-off D&O Insurance	7.7(a)
Sarbanes-Oxley Act	4.4(a)
Schedule TO	1.1(c)
Schedule 14D-9	1.2(a)
SEC	1.1(b)
Securities Act	1.3(a)
Software	4.13(a)
Specified Time	6.2(a)
Stockholder Agreements	Recitals
Subsidiary	10.8
Superior Proposal	6.2(f)
Suspension Date	3.3(d)
Surviving Corporation	2.1
Taxes	4.11(a)
Tax Returns	4.11(a)
Termination Fee	9.3(c)
Third Party Intellectual Property	4.13(a)
Undesignated Stock	4.2(a)
Withdrawal of Recommendation	6.2(b)

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 25, 2005, is by and among NORTEL NETWORKS INC., a Delaware corporation (the “Parent”), PS MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and PEC SOLUTIONS, INC., a Delaware corporation (the “Company”).

     WHEREAS, the respective Boards of Directors of Parent, Purchaser and the Company have determined that it would be advisable and in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, in furtherance of such acquisition, Purchaser will make a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, $0.01 par value per share (the “Company Common Stock”), of the Company, at a price of $15.50 per share of Company Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, to effectuate such acquisition, following consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in such merger (the “Merger”);

     WHEREAS, in connection with such acquisition, Parent and Purchaser have entered into certain agreements, dated as of the date hereof (collectively, the “Stockholder Agreements”) with certain of the stockholders of the Company identified therein (collectively, the “Principal Stockholders”) in respect of (x) shares of Company Common Stock beneficially owned by such Principal Stockholders; and (y) the treatment of certain proceeds of the Offer and/or the Merger payable to such Principal Stockholders; and

     WHEREAS, the Board of Directors of the Company has (i) determined that the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders; (ii) declared the advisability of and approved this Agreement and the Stockholder Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and (iii) resolved to recommend that the holders of the shares of Company Common Stock accept the Offer and adopt this Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Parent, Purchaser and the Company agree as follows:

ARTICLE I

THE CASH TENDER OFFER

     1.1 The Offer.

          (a) Commencement of the Offer; Acceptance of Shares. Provided that this Agreement shall not have been terminated in accordance with Section 9.1, subject to the terms and conditions of this Agreement, as soon as reasonably practicable after the date of public announcement of the execution of this Agreement (but in any event not later than twenty (20) Business Days after the date of such public announcement), Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)), the Offer to purchase any and all outstanding shares of Company Common Stock at a price of $15.50 per share, net to the seller in cash, without interest thereon (such amount, or any greater amount per share paid pursuant to the Offer, the “Offer Consideration”). On the terms and subject to the prior satisfaction or waiver of the conditions of the Offer and this Agreement, Purchaser shall accept for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as legally permitted to do so under applicable Law after the expiration of the Offer, and shall pay for all such shares promptly after acceptance and in any event in compliance with the obligations respecting prompt payment pursuant to Rule 14e-1(c) under the Exchange Act. For purposes of this Agreement, “Law” means any federal, state, local or foreign statute, law, ordinance, rule, administrative interpretation, executive order, regulation or other requirement of any Governmental Entity. The obligation of Purchaser to accept for payment and pay for shares of Company Common Stock validly tendered in the Offer and not withdrawn shall be subject to the condition that there shall be validly tendered and not withdrawn immediately prior to the expiration of the Offer such number of shares of Company Common Stock that would constitute at least a majority of the shares of Company Common Stock that in the aggregate are outstanding determined on a Fully Diluted Basis on the date of the expiration of the Offer (the “Minimum Condition”) and to the other conditions set forth in Annex I to this Agreement. The Company agrees that no shares of Company Common Stock held by the Company or any of its Subsidiaries will be tendered in the Offer. For purposes of this Agreement, “Fully Diluted Basis” means, as of any applicable date, without duplication, the number of shares of Company Common Stock outstanding together with the shares of Company Common Stock which the Company may be required to issue pursuant to obligations outstanding under the Company Stock Plans, the ESPP or similar benefit plans, the conversion or exchange of all outstanding securities convertible or exchangeable into, shares of Company Common Stock, or otherwise, in each case whether or not vested, exerciseable, exercised or converted at the time of determination.

          (b) Expiration Date; Extensions and Amendments; Subsequent Offering Period. The initial expiration date of the Offer shall be the twentieth (20th) Business Day after commencement of the Offer (determined in accordance with Rules 14d-1(g)(3) and 14d-2 under the Exchange Act). As used in this Agreement, the term “Business Day” shall have the meaning set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act. Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to waive, amend or modify any term or condition of the Offer in its sole discretion; provided, however, that, without the prior consent of the Company, Purchaser shall not (and Parent shall not cause or permit Purchaser to): (i) waive the Minimum Condition; (ii) change the form of consideration payable in the Offer, decrease the Offer Consideration or decrease the number of shares of Company Common Stock sought pursuant to the Offer; (iii) amend any material term of the Offer in any manner adverse to holders of shares of Company Common Stock; (iv) impose any condition to the Offer not set forth in Annex I; or (v) extend the expiration date of the Offer; provided, however, that, without the consent of the Company, Purchaser may extend the expiration date of the Offer (A) as required by applicable Law (including for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof), (B) if, immediately prior to the scheduled expiration date of the Offer (as it may be extended) and prior to acceptance for payment by Purchaser of any shares of Company Common Stock pursuant to the Offer, any condition to the Offer has not been satisfied or waived, Purchaser may, in its sole discretion, extend the expiration date of the Offer for one or more periods (not in excess of five (5) Business Days each), (C) if, immediately prior to the scheduled expiration date of the Offer (as it may be extended), the shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer constitute at least the Minimum Condition but less than 90% of the outstanding shares of Company Common Stock, Purchaser may, in its sole discretion, extend the Offer for one or more periods not to exceed an aggregate of ten (10) Business Days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer, (D) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, or (E) in Purchaser’s sole discretion, for any other reason for one or more periods not to exceed an aggregate of five (5) Business Days. Purchaser may, without the consent of the Company, elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 of the Exchange Act following its acceptance for payment of shares of Company Common Stock in the Offer. If, as of the initial expiration date of the Offer or any expiration date of the Offer within fifteen (15) Business Days of the initial expiration date of the Offer, the HSR Condition, the Exon-Florio Condition or the DSS Condition, in each case, as set forth in Annex I, have not been satisfied or waived but are reasonably capable of being satisfied within fifteen (15) Business Days of the initial expiration date of the Offer, and if all other conditions set forth in Annex I are satisfied or are reasonably capable of being satisfied on such expiration date, then, upon the written request of the Company, provided the Company is in full compliance with its obligations hereunder and the Principal Stockholders are in full compliance with their obligations pursuant to the Stockholder Agreements, Parent agrees to cause Purchaser to extend the expiration date of the Offer for one or more periods not to exceed an aggregate of fifteen (15) Business Days from the initial expiration date of the Offer.

          (c) Schedule TO and Offer Documents. On the date of commencement of the Offer, Parent and Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain an offer to purchase (the “Offer to Purchase”), a form of the related letter of transmittal (the “Letter of Transmittal”), a form of notice of guaranteed delivery, and ancillary documents and instruments pursuant to which the Offer will be made (collectively, together with any supplements or amendments thereto, the “Offer Documents”). Parent and Purchaser agree that the Offer Documents shall comply in all material respects with the requirements of applicable U.S. federal securities Laws and, on the date first filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Purchaser with respect to information supplied by the Company or any of its stockholders in writing for inclusion or incorporation by reference in the Offer Documents. Parent and Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to holders of shares of Company Common Stock, as and to the extent required by applicable U.S. federal securities Laws. Parent, Purchaser and the Company each shall promptly correct any information provided by it for use in the Schedule TO or the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect; and Parent and Purchaser shall take all steps necessary to amend or supplement the Schedule TO and, as applicable, the Offer Documents and to cause the Schedule TO as so amended and supplemented to be filed with the SEC, as and to the extent required by applicable U.S. federal securities Laws. The Company and its counsel shall be given reasonable and adequate opportunity to review and comment upon the Offer Documents and any amendments thereto sufficiently in advance of the filing thereof with the SEC or dissemination to the Company’s stockholders. Parent and Purchaser shall provide the Company and its counsel with a copy of any written comments or telephonic notification of any oral comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer promptly after the receipt thereof, shall consult with the Company and its counsel prior to responding to any such comments, and shall provide the Company and its counsel with a copy of any written responses thereto and telephonic notification of any oral responses thereto of Parent or Purchaser or their counsel.

          (d) Provisions of Funds by Parent. Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to accept for payment and pay for any and all shares of Company Common Stock that Purchaser becomes obligated to purchase pursuant to the Offer.

          (e) Tax Withholding. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer such amounts as Purchaser reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any other applicable Law. If and to the extent that amounts so withheld are not paid to a taxing authority, such amounts shall be tendered to the holder of the shares of Company Common Stock in respect of which such deduction and withholding were made by Purchaser.

     1.2 Company Actions.

          (a) The Company hereby approves of and consents to the Offer and the Merger and represents and warrants that the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has, by unanimous vote of all members of the Company Board (i) determined that each of the transactions contemplated by this Agreement, including the Offer and the Merger, and the Stockholder Agreements are fair to, and in the best interests of, the Company and its stockholders, (ii) declared the advisability of and duly adopted and approved this Agreement, the Stockholder Agreements, and the transactions contemplated hereby and thereby, including the Offer and the Merger, which adoption and approval are sufficient to (A) satisfy the requirements of Section 251 of the DGCL and (B) render the restrictions under Section 203 of the DGCL on “business combinations” (as defined in Section 203 of the DGCL) with an “interested stockholder” (as defined under Section 203 of the DGCL) inapplicable to this Agreement, the Stockholder Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger and (iii) resolved to recommend acceptance of the Offer and adoption and approval of this Agreement and the Merger by the holders of the shares of Company Common Stock.

          (b) Schedule 14D-9. As soon as reasonably practicable after the commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, the “Schedule 14D-9”) and disseminate the Schedule 14D-9 to the stockholders of the Company as required by Rule 14d-9 promulgated under the Exchange Act and any other applicable Laws. The Offer Documents and the Schedule 14D-9 shall contain the recommendation of the Company Board in favor of the Offer and the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, and the Company hereby consents to the inclusion in the Offer Documents of such recommendation. The Company agrees that the Schedule 14D-9 shall comply in all material respects with the requirements of applicable U.S. federal securities Laws and on the date first filed with the SEC and, on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser in writing for inclusion or incorporation by reference in the Schedule 14D-9. The Company, Parent and Purchaser each shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable U.S. federal securities Laws. Parent and its counsel shall be given reasonable and adequate opportunity to review and comment upon the Schedule 14D-9 and any amendments thereto sufficiently in advance of the filing thereof with the SEC or dissemination to stockholders of the Company. The Company shall provide Parent and its counsel with a copy of any written comments or telephonic notification of any oral comments the Company or its counsel may receive from the SEC or its staff with respect to the Offer promptly after the receipt thereof, shall consult with Parent and its counsel prior to responding to any such comments, and shall provide Parent and its counsel with a copy of any written responses thereto and telephonic notification of any oral responses thereto of the Company or its counsel.

          (c) Provision of Information. The Company shall promptly supply or cause to be supplied to Parent and Purchaser in writing, for inclusion in the Offer Documents, all information concerning the Company required under applicable U.S. federal securities Laws to be included in the Offer Documents or that may be requested by Parent and Purchaser in connection with the preparation of the Offer Documents.

          (d) Intention to Tender of Directors and Officers. The Company represents that each member of the Company Board and each executive officer of the Company identified in the Company’s 2004 proxy statement has advised the Company that his or her current intention is to tender all shares of Company Common Stock, if any, beneficially owned by him or her pursuant to the Offer.

          (e) Stockholder Lists. In connection with the Offer, the Company shall promptly furnish (or cause its transfer agent or agents to furnish) to Purchaser or its designated agent lists and mailing labels containing the names and addresses of (i) the record holders of the shares of Company Common Stock as of a recent date, (ii) those persons becoming record holders subsequent to such date and updated on a daily basis, (iii) the beneficial owners of the shares of Company Common Stock as of a recent date, and (iv) those persons becoming beneficial owners of the shares of Company Common Stock subsequent to such date and updated on a daily basis, together with copies of all security position listings and all other computer files and other information in the Company’s possession or control regarding the record holders and beneficial owners of the shares of Company Common Stock, and shall furnish to Purchaser such information and assistance (including updated mailing labels, lists and information) as it may request for the purpose of communicating the Offer to the Company’s stockholders. From and after the date of this Agreement, all such information concerning the Company’s record and beneficial holders shall be made available promptly to Purchaser. For purposes of this Agreement, “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government. Subject to the requirements of applicable Law and, except for such actions necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger and the other transactions contemplated hereby, Parent and Purchaser shall, and shall use their reasonable efforts to cause their respective Representatives to, hold in confidence the information contained in such labels and lists, to use such information only in connection with the Offer and the Merger and, if this Agreement is terminated in accordance with Section 9.1, upon written request of the Company, to deliver promptly to the Company all copies of such information then in their possession and under their control.

     1.3 Directors.

          (a) Promptly after the acceptance for payment of shares of Company Common Stock tendered pursuant to the Offer representing at least a majority of the outstanding shares of Company Common Stock on a Fully Diluted Basis (the “Appointment Time”) and, from time to time thereafter, as shares of Company Common Stock are accepted for payment by Parent or Purchaser, Purchaser shall be entitled to designate such number of members of the Company Board (the “Purchaser Designees”), rounded up to the nearest whole number, as will give Purchaser representation on the Company Board equal to the product of the total number of members of the Company Board (after giving effect to any increase in the number of the directors elected pursuant to this sentence) multiplied by the percentage that the number of shares of Company Common Stock beneficially owned by Parent or Purchaser at such time (including shares of Company Common Stock so accepted for payment) bears to the total number of shares of Company Common Stock then outstanding; provided, however, that in no event shall Purchaser Designees constitute less than a majority of the Company Board. In furtherance thereof, the Company shall, upon the request of, and as specified by, Purchaser, promptly (and in any event within one (1) Business Day) either increase the size of the Company Board or secure the resignations of such number of the Company’s incumbent directors, or both, as is necessary to enable Purchaser Designees to be so elected or appointed to the Company Board and the Company shall take all actions available to the Company to cause Purchaser Designees to be so elected or appointed. At such time, if requested by Purchaser, the Company shall also take all action necessary to cause persons designated by Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable Law or the rules of any stock exchange or trading market on which the Company Common Stock is listed and traded. The provisions of this Section 1.3 are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates (as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”)) (“Affiliates”) may have as a holder or beneficial owner of shares of Company Common Stock as a matter of applicable Law with respect to the election of directors or otherwise.

          (b) Compliance with Section 14(f) and Rule 14f-1. The Company shall take all actions required in order to fulfill its obligations under Section 1.3(a), including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder as part of the Schedule 14D-9; provided, however, that Parent and Purchaser shall supply to the Company in writing prior to the filing with the SEC of the Schedule 14D-9 any information with respect to Parent and Purchaser and Purchaser Designees to the extent required by such Section 14(f) and Rule 14f-1.

          (c) Continuing Directors. Notwithstanding the provisions of this Section 1.3, the parties hereto shall use their respective reasonable best efforts to ensure that at least two (2) of the members of the Company Board shall, at all times following the Appointment Time and prior to the Effective Time (as defined in Section 2.3), be directors of the Company who were directors of the Company on the date hereof (the “Continuing Directors”); provided, however, that, if there shall be in office less than two Continuing Directors for any reason, the Company Board shall cause the person designated by the remaining Continuing Director to designate a person to fill such vacancy and such person shall be deemed to be an Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or Affiliates of Parent or Purchaser and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement. From and after the time, if any, that Purchaser Designees constitute a majority of the Company Board and prior to the Effective Time, subject to the terms hereof, any amendment or modification of this Agreement, any termination of this Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser hereunder, and any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights hereunder may be effected only if (in addition to the approval of the Company Board as a whole) there are in office one or more Continuing Directors and such action is approved by at least one of the Continuing Directors then in office. Following the Appointment Time and prior to the Effective Time, neither Parent nor Purchaser shall take any other action to remove any Continuing Director absent cause.

ARTICLE II

THE MERGER

     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Purchaser shall be merged with and into the Company at the Effective Time (as defined in Section 2.3). At the Effective Time, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Purchaser in accordance with the DGCL.

     2.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the merger (the “Closing”) shall take place at 11:00 a.m., eastern daylight savings time, on the second (2nd) Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those that by their terms cannot be satisfied until the time of the Closing but subject to the fulfillment or waiver of such conditions), at the offices of Crowell & Moring LLP, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004, or at such other time, date or place agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

     2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on or after the Closing Date, a certificate of merger or certificate of ownership and merger, as the case may be, or other appropriate documents (in any such case, the “Certificate of Merger”) shall be duly prepared, executed and acknowledged by the parties in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Parent and the Company shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

     2.4 Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

     2.5 Certificate of Incorporation and By-laws. At the Effective Time, the Certificate of Incorporation of the Company, as amended, shall be amended in its entirety to read as set forth on Exhibit A hereto, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law, and the By-laws of Purchaser in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation, until thereafter amended as provided therein and by applicable Law.

     2.6 Directors and Officers. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are elected and qualified. Prior to the Effective

Time, the Company shall cause each member of the Company Board, other than Purchaser Designees, to execute and deliver a letter effectuating his or her resignation as a director of the Company effective upon the Effective Time.

ARTICLE III

CONVERSION OF SECURITIES IN THE MERGER

     3.1 Effect of Merger on Capital Stock.

          (a) Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company, the Surviving Corporation or the holder of any of the following securities:

     (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to clause (ii) below and any Appraisal Shares (as defined in Section 3.1(b)) shall be automatically cancelled and extinguished and be converted into and become the right to receive from the Surviving Corporation $15.50 in cash per share (or any such higher price per share of Company Common Stock as may be paid in the Offer) without any interest thereon (the “Merger Consideration”), and all other rights of the holder thereof with respect thereto shall cease to exist;

     (ii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, Purchaser or the Company or any direct or indirect Subsidiary of the Company, including all shares of Company Common Stock held by the Company as treasury stock, shall automatically be cancelled, and no payment shall be made with respect thereto; and

     (iii) each share of Purchaser’s capital stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of the same class of capital stock of the Surviving Corporation.

          (b) Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of the Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any holder who is entitled to demand and who properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and that complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1(a)(i), but instead such holder shall be entitled to such rights (but only such rights) as are granted by Section 262 of the DGCL. At the Effective Time, all Appraisal Shares shall no longer be outstanding and automatically shall be cancelled and shall cease to exist, and, except as otherwise provided by applicable Law, each holder of Appraisal Shares shall cease to have any rights with respect to the Appraisal Shares, other than such rights as are granted by Section 262 of the DGCL.

Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the appraised value of such holder’s Appraisal Shares under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 3.1(a)(i) without interest. The Company shall give Parent and Purchaser prompt notice of any demands for appraisal, or notices of intent to demand appraisal, received by the Company with respect to shares of Company Common Stock, and Parent and Purchaser shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent and Purchaser, make any payment with respect to, or settle, or offer to settle, any such demands, or agree to do any of the foregoing.

     3.2 Exchange of Certificates.

          (a) Paying Agent. Prior to the Effective Time, Parent shall select a bank or trust company (or such other Person as shall be reasonably acceptable to the Company) to act as agent (the “Paying Agent”) for the payment after the Effective Time of the Merger Consideration upon surrender of stock certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive Merger Consideration pursuant to Section 3.1(a)(i) (each, a “Certificate”). From time to time after the Effective Time, Parent shall provide, or cause the Surviving Corporation to provide, to the Paying Agent, on a timely basis as and when needed, cash necessary for payment of the Merger Consideration pursuant to Section 3.1(a)(i) upon surrender of Certificates (such cash being hereinafter referred to as the “Exchange Fund”).

          (b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, but in any event, not later than the fifth (5th) Business Day following the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate (i) a Letter of Transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificate in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such Letter of Transmittal, duly completed and properly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock formerly represented by such Certificate shall have been converted pursuant to Section 3.1(a)(i) into the right to receive, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock formerly represented by such Certificate have been converted pursuant to Section 3.1(a). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

          (c) No Further Ownership Rights in Company Capital Stock. The Merger Consideration paid upon the surrender of a Certificate in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate. Upon the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided for in this Article III.

          (d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six (6) months after the Effective Time shall be delivered by the Paying Agent to Parent, upon demand, and any holder of a Certificate who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration, but shall have no greater rights against Parent than may be accorded to general unsecured creditors of Parent under applicable Law.

          (e) No Liability. None of Parent, its Affiliates, Purchaser, the Company, the Surviving Corporation or the Paying Agent or their respective Representatives (as defined in Section 6.2) shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five (5) years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such cash in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

          (f) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall pay to such holder the Merger Consideration required pursuant to Section 3.1(a)(i) in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof with such assurances as Parent, in its discretion and as a condition precedent to the payment of the Merger Consideration, may require of the holder of such lost, stolen or destroyed Certificate, and upon posting by such holder of a bond, in such reasonable amount as Parent may direct as indemnity against any claim in respect thereof.

          (h) Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent. If and to the extent that amounts so withheld are not paid to a taxing authority, such amount shall be tendered to the former holder of the shares of Company Common Stock in respect of which such deduction and withholding were made by Purchaser.

3.3 Company Stock Options; ESPP

          (a) Payment for Company Stock Options. As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Company Stock Options heretofore granted under any Company Stock Plan to provide as follows: (i) except as expressly provided hereby, the outstanding Company Stock Options shall not be altered or modified as a consequence of this Agreement, the Offer or the Merger or the other transactions contemplated hereby, and the applicable vesting periods shall not be shortened, waived or otherwise accelerated in any way (it being understood and agreed that this provision shall not prohibit any automatic, non-discretionary acceleration of vesting pursuant to the terms of the Company’s Key Executive Severance Plan and agreements issued in connection therewith that are signed and in effect on the date of this Agreement and are listed in attachment 2 of Section 4.14(h) of the Company Disclosure Schedule); (ii) at the Effective Time, each outstanding Company Stock Option shall be cancelled and converted into the right, subject to vesting requirements where applicable, to a cash payment from the Company as follows: (A) in the case of an outstanding Company Stock Option that is vested at the Effective Time, the holder of such vested Company Stock Option shall at the Effective Time receive a payment of an amount equal to (i) the excess, if any, of (x) the Merger Consideration per share of Company Common Stock over (y) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the number of shares of Company Common Stock for which such Company Stock Option is then exercisable and not theretofore exercised; and (B) in the case of an outstanding Company Stock Option that is unvested at the Effective Time, if and only to the extent the holder satisfies the vesting requirements in accordance with the terms of the applicable Company Stock Option existing as of the date hereof, the holder of such unvested Company Stock Option shall become entitled to a payment calculated as set forth in Section 3.3(a)(ii)(A), above, on such date(s) as the right to exercise vests in accordance with the terms of the applicable Company Stock Option; and (iii) notwithstanding the foregoing, each Company Stock Option with an exercise price equal to or greater than the Merger Consideration shall be automatically cancelled and cease to exist at the Effective Time without further action on the part of the Company or the holder of such Company Stock Option. The Company shall use its best efforts to obtain all consents of the holders of the Company Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in this Agreement, payment shall, at Parent’s request, be withheld in respect of any Company Stock Option until all necessary consents are obtained with respect to any Company Stock Option requiring any such consent.

          (b) Withholding. All amounts payable pursuant to this Section 3.3 shall be subject to any required withholding of Taxes and shall be paid without interest.

          (c) Termination of Company Stock Plans. The Company Stock Plans shall terminate as of the Effective Time, and the provisions in any other Company Employee Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall terminate and be deleted as of the Effective Time or (if permissible) at Purchaser’s request, upon the initial acceptance of the shares of Company Common Stock pursuant to the Offer, and the Company shall ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Stock Plan or other Company Employee Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

          (d) Employee Stock Purchase Plan. As soon as practicable following the date of this Agreement, the Company Board shall adopt such resolutions or take such actions as are required under applicable Law and the Company’s Employee Stock Purchase Plan (“ESPP”) to: (i) immediately suspend any right to increase contributions into the ESPP and freeze contribution rates currently in effect; (ii) suspend all further contributions to the ESPP as of April 23, 2005 (the “Suspension Date”); (iii) designate and treat the second (2nd) Business Day following the Suspension Date as the last day of the Option Period (as such term is defined in the ESPP) now in progress under the ESPP; (iv) in accordance with the ESPP, provide that the Option Price (as such term is defined in the ESPP) for the current Option Period for employees whose contributions to the ESPP (A) commenced as of January 1, 2005 shall be $11.98 (the “January ESPP Price”)) and (B) commenced as of April 1, 2005 shall be $10.82 (the “April ESPP Price” and, together with the January ESPP Price, the “ESPP Price”) which, in each case, is equal to 85% of the average of the high and low sales prices of the Company Common Stock of the applicable first day of the current Option Period; (v) suspend commencement of any new Option Periods under the ESPP; (vi) assure that all amounts contributed by each participant under the ESPP and not theretofore withdrawn are converted pursuant to the ESPP immediately prior to the Effective Time into the right to receive an amount in cash equal to the product of (A) the per share Merger Consideration, multiplied by (B) such participant’s ESPP Number (as defined below); and (vii) terminate the ESPP at the Effective Time. With respect to each ESPP participant, the “ESPP Number” shall mean the quotient (rounded to the nearest tenth) of (x) the amount of their total contributions to the ESPP as of the Suspension Date less any amount withdrawn therefrom prior to the Effective Time divided by (y) the applicable ESPP Price.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure schedule (arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV, and the disclosure in any paragraph shall qualify only such specifically enumerated paragraph) delivered by the Company to Parent herewith (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Purchaser as follows:

     4.1 Organization, Standing and Power; Subsidiaries.

          (a) Organization, Standing and Power. Each of the Company and its Subsidiaries (as defined in Section 10.8) is a corporation, and Building is a limited liability company, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign entity in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, which have not had, and are not reasonably likely to have, a Material Adverse Effect (as defined in Section 10.8). For purposes of this Agreement, “Building” means Building VII Associates L.C., a limited liability company organized under the laws of the Commonwealth of Virginia.

          (b) Subsidiaries. Section 4.1(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries as of the date hereof and the Company’s direct or indirect equity interest therein and in Building. Except as so listed, none of the Company, any of its Subsidiaries or, to the Company’s Knowledge (as defined in Section 10.8), Building, directly or indirectly owns any equity, membership, partnership or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity, membership, partnership or similar interest in, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated. None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building, has at any time been a general partner or managing member of any general partnership, limited partnership, limited liability company or other entity.

          (c) Organizational Documents. The Company has delivered to Parent complete and accurate copies of the Certificate of Incorporation and By-laws of the Company, each as amended, and the charter, by-laws or other organizational documents of each Subsidiary of the Company and Building. All of such organizational documents are in full force and in effect as of the date hereof in the form delivered to Parent.

     4.2 Capitalization.

          (a) Authorized and Outstanding Capitalization. The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock and 10,000,000 shares of undesignated capital stock, $0.01 par value per share (“Undesignated Stock”). As of April 25, 2005, (i) 27,596,601 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held in the treasury of the Company and no shares of Company Common Stock are held by Subsidiaries of the Company, and (iii) no shares of the Undesignated Stock were issued and outstanding. No issued and outstanding shares of Company Common Stock are subject to a repurchase or redemption right or right of first refusal or condition of forfeiture in favor of the Company.

          (b) Options and Other Shares Reserved for Issuance. Section 4.2(b)(i) of the Company Disclosure Schedule lists (1) the number of shares of Company Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement, and (2) the plans or other arrangements under which such options were granted (collectively, the “Company Stock Plans” and the options issued thereunder, the “Company Stock Options”). Section 4.2(b)(i) of the Company Disclosure Schedule also sets forth a complete and accurate list of all holders of outstanding Company Stock Options, indicating with respect to each Company Stock Option, (1) the number of shares of Company Common Stock subject to such Company Stock Option, (2) the exercise price, date of grant and expiration date of such Company Stock Option, (3) any acceleration provisions or milestones / vesting dates applicable to such Company Stock Option, and (4) whether the exerciseability of such Company Stock Option will be accelerated in any way by the transactions contemplated by this Agreement (and if so, under which Company Stock Plan and to what extent). Attached as Section 4.2(b)(i) of the Company Disclosure Schedule is a copy of the form of the option award under each Stock Option Plan and a list of option awards differing from such form. Except as set forth in Section 4.2(a) and this Section 4.2(b), (i) there are no equity securities of any class of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no options, warrants, securities, calls, rights, commitments, instruments or agreements of any kind or character to which the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is a party or by which the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is bound, obligating the Company, any of its Subsidiaries or Building to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of the Company, any of its Subsidiaries or Building or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating the Company, any of its Subsidiaries or Building to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement, except as expressly contemplated by this Agreement. None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building has outstanding any stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Other than the Stockholder Agreements, none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is a party to or is bound by any, and to the Company’s Knowledge, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) or registration rights agreements of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or bound by any rights agreement, “poison pill” anti-takeover plan or other agreement or understanding with respect to any equity security of any class of the Company or any of its Subsidiaries or Building or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries. The aggregate number of shares of Company Common Stock issuable pursuant to the ESPP under Section 3.3(d) at the Effective Time will not exceed 40,100 shares of Common Stock. The Company has made available to Parent accurate and complete copies of all Company Stock Plans and has made available forms of all agreements evidencing Company Stock Options.

          (c) Status of Shares. All outstanding shares of Company Common Stock are, and all shares of Company Common Stock subject to issuance as specified in Section 4.2(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s Certificate of Incorporation or By-laws, each as amended, or any agreement to which the Company is a party or is otherwise bound. There are no obligations, contingent or otherwise, of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of the Company, any of its Subsidiaries or Building or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company, any Subsidiary of the Company or, to the Company’s Knowledge, Building or any other Person. There are no issued and outstanding bonds, debentures, notes or other indebtedness having general voting rights (including the right to vote upon any of the matters contemplated hereby, including the Offer and Merger and the election of directors) (or convertible into, or exchangeable for, securities having such rights) of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building.

          (d) Capital Stock of Subsidiaries. All of the outstanding shares of capital stock and other equity securities or interests of each of the Company’s Subsidiaries and Building are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and all such shares are owned, of record and beneficially, by the Company free and clear of all Liens (as defined in Section 4.12(a)), agreements, limitations in the Company’s voting rights, charges or other encumbrances of any nature.

     4.3 Authority; No Conflict; Required Filings and Consents.

          (a) Power and Authority; Execution and Delivery. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger (other than, in connection with the Merger, adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as and to the extent such may be required by the DGCL). This Agreement has been duly executed and delivered by the Company and assuming due and valid authorization, execution, and delivery by the other parties to this Agreement, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Absence of Conflicts. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of the Company, each as amended, or the charter, by-laws, or other organizational document of any Subsidiary of the Company or Building, (ii) except as set forth in Section 4.3(b) of the Company Disclosure Schedule, conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit or creation of any material obligation) under, or require a consent or waiver under, constitute a change in control under, require the payment of a penalty under or result in the imposition of any Lien on the Company’s, any of its Subsidiaries’ or, to the Company’s Knowledge, Building’s assets under any of the terms, conditions or provisions of any written or oral contract, note, bond, mortgage, indenture, lease, license, or other legally binding agreement, instrument, commitment, guarantee, executory commitment, understanding or obligation (collectively, “Contracts”) to which the Company, any of its Subsidiaries or Building is a party or by which any of them or any of their properties or assets are bound, or (iii) subject to compliance with the requirements specified in clauses (i) through (vii) of Section 4.3(c) hereof, conflict with or violate any Permit, Judgment or Law applicable to the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building or any of its or their properties or assets, except in the cases of clauses (ii) and (iii) of this Section 4.3(b) for any of the matters referenced in such clauses which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. For purposes of this Agreement, “Judgment” means any order, writ, judgment, injunction, decree, stipulation, determination or award issued, promulgated or entered by or with any Governmental Entity, and “Permit” means a permit, license, franchise, concession, variance, exemption, certificate, approval and/or other similar authorization from a Governmental Entity.

          (c) Absence of Required Consents. No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with any (x) Governmental Entity or (y) Person (other than a Governmental Entity) is required by or with respect to the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the joint voluntary notification under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended, (the “Exon-Florio Act”), (iii) any notifications required under the International Traffic in Arms Regulations (“ITAR”) and the NISPOM (as defined below), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) filings or consents under and compliance with the Exchange Act as may be required in connection with this Agreement, the Offer and the Merger, (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities Laws, (vii) filings with the Nasdaq Stock Market Inc., and (viii) the consents, approvals, licenses, permits, orders and authorizations set forth in Section 4.3(b) of the Company Disclosure Schedule.

          (d) Required Vote. If the adoption of this Agreement by the stockholders of the Company is required under the DGCL in order to consummate the Merger, the affirmative vote for adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock on the record date for the Company Stockholders Meeting (as defined in Section 7.3) is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary to adopt this Agreement and for the consummation by the Company of the other transactions contemplated by this Agreement.

          (e) Actions by the Company Board. The Company Board, at a meeting duly called and held, has, by the unanimous vote of all members of the Company Board (i) determined that each of the transactions contemplated by this Agreement, including the Offer and the Merger, and the Stockholder Agreements is fair to, and in the best interests of, the Company and its stockholders, (ii) declared the advisability and duly adopted and approved this Agreement, the Stockholder Agreements, and the transactions contemplated hereby and thereby, including the Offer and the Merger, which adoption and approval are sufficient to (A) satisfy the requirements of Section 251 of the DGCL and (B) render the restrictions under Section 203 of the DGCL on “business combinations” (as defined in Section 203 of the DGCL) with an “interested stockholder” (as defined under Section 203 of the DGCL) inapplicable to this Agreement, the Stockholder Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger, (iii) resolved to recommend acceptance of the Offer and adoption and approval of this Agreement and the Merger by holders of shares of Company Common Stock, (iv) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Law that might otherwise apply to the Offer or the Merger and any other transactions contemplated by this Agreement, (v) determined to waive any rights the Company may have under any agreement or otherwise to object to the transfer to Purchaser in the Offer of all shares of Company Common Stock or to the Stockholder Agreements and (vi) consented to the transfer to Purchaser of all shares of Company Common Stock, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified. No other state “fair price”, “moratorium,” “control share acquisition” or other takeover statute is applicable to the Merger or the transactions contemplated by this Agreement.

     4.4 SEC Filings; Financial Statements; Information Provided.

          (a) Company SEC Reports. Except as set forth in Section 4.4(a) of the Company Disclosure Schedule, the Company has filed with the SEC all registration statements, forms, reports and other documents required to be filed by the Company with the SEC since January 1, 2000 (including all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)), and copies of all registration statements, forms, reports and other documents filed by the Company with the SEC since such date are publicly available. All such registration statements, forms, reports, certificates and other documents (including those that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports”. The Company SEC Reports (i) were, except as set forth in Section 4.4(a) of the Company Disclosure Schedule, filed on a timely basis, (ii) at the time filed, or if amended, as of the time of the last such amendment prior to the date of this Agreement, were prepared in compliance in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (iii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of Section 15(d) of the Securities Act or Section 13(a) of the Exchange Act. Neither the Company nor its Subsidiaries is a party to and is bound by, and neither the Company’s nor its Subsidiaries’ assets or properties are subject to, any Contract required to be disclosed in a Form 10-K, Form 10-Q or Form 8-K that is not disclosed in the Company’s Form 10-K filed on March 16, 2005.

          (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes and schedules) (the “Company Financial Statements”) contained or to be contained in the Company SEC Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with generally accepted accounted principles in the United States (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act), (iii) fairly presented the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and its Subsidiaries, except that the unaudited interim financial statements were subject to normal and recurring year-end adjustments which were not material in amount, and (iv) were prepared from, are in accordance with and accurately reflect in all material respects, the Company’s books and records as of the times and for the periods referred to therein. The Company Financial Statements properly reflect in accordance with GAAP applied on a consistent basis throughout the periods involved the Company’s ownership interest in, and liabilities with respect to, Building as of the dates thereof and the Company’s interest in Building’s results of operations and cash flows for the periods indicated, and such computations were prepared from, are in accordance with and accurately reflect in all material respects, the Company’s books and records as of the times and for the periods referred to therein. The audited balance sheet of the Company as of December 31, 2004, as filed with the SEC prior to the date hereof, is referred to herein as the “Company Balance Sheet”.

          (c) Information Provided. The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, on the date the Schedule TO is filed with the SEC and on the date the Offer Documents are first published, sent or given to stockholders of the Company, shall comply in all material respects with the provisions of applicable securities Laws and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Closing any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in an amendment to the Schedule TO or a supplement to the Offer Documents or the Proxy Statement (as defined in Section 7.3(b)), the Company shall promptly inform Parent.

          (d) Sarbanes-Oxley Act. The Company and each of its senior financial officers have consulted with the Company’s independent auditors and with the Company’s outside and in-house counsel with respect to, and are familiar with, the requirements of the Sarbanes-Oxley Act. The Company and its Subsidiaries are, and have been, in compliance with the applicable provisions of the Sarbanes-Oxley Act. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Reports, and the statements contained in such certifications are accurate as of the date hereof. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Neither the Company nor any Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)). The Company’s and its Subsidiaries’ systems of internal controls over financial reporting are sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Subsidiaries’ assets that would materially affect the Company’s financial statements. No material weakness was identified in management’s assessment of internal controls as of December 31, 2004 (nor has any such material weakness since been identified). The Company’s and its Subsidiaries’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (x) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (y) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The audit committee of the Company Board includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, applicable to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. There has not been any change in or waiver of the Company’s code of ethics, and to the Company’s Knowledge, there have been no violations of the Company’s code of ethics by its principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or other senior executive officers.

          (e) No Resignation. Without limiting the generality of the foregoing, PricewaterhouseCoopers LLP has not resigned or been dismissed as independent public accountant of the Company as a result of or in connection with any disagreement with the Company on a matter of accounting practices which materially impacts or would require the restatement of any previously issued financial statements, covering one or more years or interim periods for which the Company is required to provide financial statements, such that they should no longer be relied upon.

     4.5 Absence of Undisclosed Liabilities. Except (a) as disclosed in the Company Financial Statements and (b) for normal or recurring liabilities incurred since December 31, 2004 in the ordinary course of business consistent with past practice (the “Ordinary Course of Business”), neither the Company nor its Subsidiaries have incurred any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP). The accounts receivable of the Company and its Subsidiaries reflected on the Company Balance Sheet arose from bona fide sales of goods and services in the Ordinary Course of Business, are not subject to any set-offs or counterclaims and have not been revalued in any material respect since the date of the Company Balance Sheet. Except as set forth on Section 4.5 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have any (i) liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in the Company’s financial statements in accordance with GAAP), or (ii) obligation under any Contract to pay, assume, guarantee or otherwise be liable for any past, present or future liabilities, in either case arising from or based upon the operations, activities, contracts, liabilities or obligations of Building.

     4.6 Absence of Certain Changes or Events. Except as set forth in Section 4.6 of the Company Disclosure Schedule, since December 31, 2004, the Company, its Subsidiaries and Building have conducted their respective businesses only in the Ordinary Course of Business and, since such date, there has not been (a) any change, event, circumstance, development or effect that individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect or (b) any other action or event (other than actions or events in anticipation of or required in connection with the transactions contemplated by this Agreement) that would have required the consent of Parent pursuant to Section 6.1 of this Agreement had such action or event occurred at a time when the Company was subject to such restrictions.

     4.7 Agreements, Contracts and Commitments.

          (a) All of the Contracts required to be set forth in paragraphs (b, (c) and (e) of Section 4.7 of the Company Disclosure Schedule are valid, subsisting, in full force and effect, binding upon the Company or one of its Subsidiaries, as applicable, and, to the Company’s Knowledge, binding upon the other parties thereto in accordance with their terms, and the Company and/or its Subsidiaries, as applicable, have paid in full or accrued substantially all amounts now due from it thereunder, and have satisfied in full or provided for all of its liabilities and obligations thereunder which are presently required to be satisfied or provided for and is not in default under any of them, nor does any condition exist that with notice or lapse of time or both would constitute a material default by the Company and/or its Subsidiaries, as applicable, thereunder, nor, to the Company’s Knowledge, is any other party to any such Contract in material default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. The Company has made available to Parent true and complete copies of all of the Contracts referred to in paragraphs (b, (c) and (e) of this Section 4.7. Notwithstanding anything to the contrary set forth in this Section 4.7, solely for purposes of this Section 4.7, the term “Contract” shall not include any Government Contract (as defined in Section 4.8(a)).

          (b) Section 4.7(b) of the Company Disclosure Schedule sets forth a list of the following Contracts to which the Company or any of its Subsidiaries is a party or by or to it or its assets or properties are bound or subject: (i) any indenture, mortgage, promissory note, loan agreement, letter of credit or other Contract or instrument or commitment for the borrowing of money by the Company or any of its Subsidiaries, (ii) any Contract relating to any Lien upon any of the assets, properties or securities of the Company or any of its Subsidiaries, (iii) any surety, guarantee, indemnification or similar Contract involving potential obligations payable by the Company or any of its Subsidiaries, (iv) any interest rate, equity or other swap or derivative instrument, (v) any Contract obligating the Company or any of its Subsidiaries to register securities under the Securities Act, (vi) any Contract relating to the making of any loan, advance or capital contribution to, or investment in, any other Person (other than (A) in a wholly-owned Subsidiary of the Company or (B) participant loans under the Company’s or its Subsidiaries’ 401(k) plans), (vii) any Contract relating to the acquisition or disposition (including by way of merger, consolidation, acquisition or sale of stock or assets or otherwise) of any material assets, properties or securities, (viii) any Contract establishing or imposing any type of exclusive dealing, “most-favored nation” or similar arrangement, (ix) any Contract for the purchase of materials, supplies, goods, services, equipment or other assets with annual payments of $100,000 or more that is not cancelable without penalty or payment of a material (with respect to such contract) amount of money on thirty (30) days’ notice or less (to the extent not covered in clause (vii) above), (x) Contracts providing for “earn-outs,” “savings guarantees,” “performance guarantees,” or other contingent payments by the Company or any of its Subsidiaries, (xi) any lease (whether for real or personal property) providing for annual rentals of $100,000 or more or having a remaining term of at least three (3) years from the date hereof, (xii) any partnership, joint venture, teaming, joint marketing, stockholder, voting or similar Contract, (xiii) any Contract with any labor organization or union, (xiv) any Contract involving payments by the Company or any of its Subsidiaries of more than $100,000 per year and (xv) any other material Contract not entered into in the ordinary course of business consistent with past practice. Section 4.7(b) of the Company Disclosure Schedule also includes Contracts to which Building is a party or by which it or its assets or properties are bound or subject that fall with the foregoing items (i) through (xv), to the extent known to or in the possession of the Company or any of its Subsidiaries.

          (c) Section 4.7(c) of the Company Disclosure Schedule sets forth a complete list of Contracts to which the Company or any of its Subsidiaries is a party or bound with any Affiliate of the Company (other than any Subsidiary which is a direct or indirect wholly owned Subsidiary of the Company). Complete and accurate copies of all Contracts set forth in Section 4.7(c) of the Company Disclosure Schedule have heretofore been furnished or otherwise made available to Parent. Except as disclosed in the Company’s proxy statement filed on April 21, 2005, neither the Company nor any of its Subsidiaries has (i) entered into any transaction with any Company Person or any transaction that would be subject to proxy statement disclosure pursuant to Item 404 of Regulation S-K, and no Company Person has (directly or indirectly) any material interest in any property or assets of the Company (except as a stockholder), any competitor, customer, supplier or agent of the Company or any Person that is currently a party to any material Contract with the Company.

          (d) Neither the Company nor any of its Subsidiaries is a party or subject to a non-competition or other similar Contract or Judgment that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business by the Company or any of its Subsidiaries in any material respect. Neither the Company nor any of its Subsidiaries has entered into (or is otherwise bound by) any agreement under which it or any of its Subsidiaries or their successors is restricted in any material respect from selling, licensing or otherwise distributing any of its technology or products, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or any segment of the market or line of business. None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is a guarantor or otherwise liable for any liability or obligation (including indebtedness) of any other Person other than the Company.

          (e) Each of the Company, its Subsidiaries and, to the Company’s Knowledge, Building maintains insurance policies (the “Insurance Policies”) with reputable insurance carriers against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Section 4.7(e) of the Company Disclosure Schedule sets forth the insurance coverages maintained by the Company and its Subsidiaries (including coverages under the Company’s health benefits stop-loss policy but otherwise excluding coverages related to Employee Benefit Plans) and a history of any claims made and/or claims paid since January 1, 2000. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full.

     4.8 Government Contracts.

          (a) Definitions. For purposes of this Agreement, the following terms have the following definitions:

          “Bid” means any outstanding quotation, bid, proposal or grant application by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to a Government Contract.

          “Government Contract” means any Contract entered into by the Company or any of its Subsidiaries with any Governmental Entity or with any prime contractor or subcontractor relating to a Contract where any Governmental Entity is a party thereto.

          “Governmental Entity” means any government, any governmental or quasi-governmental entity or municipality or political or other subdivision thereof, department, commission, board, self-regulating authority, bureau, branch, authority, official, agency or instrumentality, and any court, tribunal, arbitrator or judicial body, in each case, whether federal, state, city, county, local, provincial, foreign or multi-national.

          “Open Government Contract” means a Government Contract as to which final payment has not yet been made by the applicable Governmental Entity.

          (b) Existing Government Contracts and Bids. A true and correct list of each Government Contract of a value greater than $100,000 that is in effect as of the date of this Agreement and of each Bid of a value greater than $100,000 that is outstanding as of such date is set forth on Section 4.8(b) of the Company Disclosure Schedule.

          (c) Government Contract Compliance. Except as set forth in Section 4.8(c) of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries has complied with all material terms and conditions of each Government Contract and Bid to which it is a party or subject; (ii) the Company and each of its Subsidiaries has complied with all applicable requirements of the Cost Accounting Standards, the Truth in Negotiations Act, the False Claims Act and the Patriot Act, and all other material requirements of Law pertaining to each Government Contract or Bid; (iii) all representations and certifications made by the Company or any of its Subsidiaries with respect to any Government Contract or Bid were complete and accurate as of their effective date and the Company and its Subsidiaries have complied with all such representations and certifications; (iv) no termination for convenience, termination for default, cure notice or show cause notice is currently in effect, has been issued and remains unresolved, or, to the Company’s Knowledge, is expected with respect to any Open Government Contract or Bid; (v) neither any Governmental Entity nor any prime contractor, subcontractor or other Person has notified or indicated to the Company or any of its Subsidiaries in writing that the Company or any of its Subsidiaries has breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract or Bid; (vi) other than pursuant to Government Contract requirements for withholding of fees under cost plus fixed fee contracts and labor withholdings under time and materials/labor hour contracts, no money due to the Company or any of its Subsidiaries pertaining to any Government Contract or Bid has been withheld or set off nor has the Company received notice (oral or written) of any claim to withhold or set off money, which claims have not been reflected in Company Financial Statements, and the Company and its Subsidiaries are entitled to all progress payments received with respect thereto; (vii) no stop work order has been issued and is in effect with respect to any Open Government Contract or Bid; (viii) no material cost incurred by the Company or any of its Subsidiaries pertaining to any Government Contract or Bid has been formally questioned or challenged, is the subject of any investigation or has been disallowed by any Governmental Entity; (ix) there have not been any written notices challenging, questioning or disallowing any costs with respect to any Government Contract or Bid that is subject to audit that have not either been resolved in favor of the Company or its Subsidiaries or that are not reflected in the Company Financial Statements; (x) neither the Company nor any of its Subsidiaries is a guarantor or otherwise liable for any Liability (including indebtedness) of any other Person with respect to any Government Contract or Bid; and (xi) neither the Company nor any Subsidiary thereof has any reason to expect or anticipate that the actual incurred costs of the Company or any of its Subsidiaries allocable to any Government Contract or Bid will, at the time that performance of such Government Contract or Bid concludes, exceed the price or any funding limitation or authorizations applicable to such Government Contract or Bid.

          (d) Investigations/Audits. Except as set forth on Section 4.8(d) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of the directors, officers, employees, consultants, contractors, subcontractors or agents of the Company or any of its Subsidiaries (collectively, the “Company Persons”) is (or during the last five (5) years has been) under administrative, civil or criminal investigation, indictment or writ of information by any Governmental Entity, or any audit or investigation by any Governmental Entity (except routine audits in the Ordinary Course of Business); (ii) no such investigation, indictment, writ or audit has been threatened; and (iii) during the last five (5) years, neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation (other than inquiries in the Ordinary Course of Business to ensure compliance with Law) or made any voluntary disclosure to any Governmental Entity arising under or relating to a Government Contract or Bid or any Law applicable thereto. To the Company’s Knowledge, there exists no irregularity, misstatement, omission or noncompliance arising under or relating to any Government Contract or Bid or any Law applicable thereto that has led or could lead to any of the consequences set forth in the immediately preceding sentence or any other material damage, penalty assessment, recoupment of payment or disallowance of cost.

          (e) Absence of Claims. Except as set forth on Section 4.8(e) of the Company Disclosure Schedule, there are (i) no outstanding claims or requests for equitable adjustment against the Company or any of its Subsidiaries, by any Governmental Entity or by any prime contractor, higher or lower tier subcontractor, vendor or other third party arising under or relating to any Government Contract or Bid, and (ii) no outstanding disputes between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, under the Contract Disputes Act or any other statute or between the Company or any of its Subsidiaries, on the one hand, and any prime contractor, higher or lower tier subcontractor, vendor or other third party, on the other hand, arising under or relating to any such Government Contract or Bid. Except as set forth on Section 4.8(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any interest in any pending claim, resolved claim that is subject to reopening or reconsideration, or potential claim against any Governmental Entity or any prime contractor, higher or lower tier subcontractor or vendor arising under or relating to any Government Contract or Bid.

          (f) Closed Years; Forward Rates. The Company and, where required, each of its Subsidiaries has reached agreement with the responsible U.S. Government contracting officers and applicable agencies approving and closing all indirect and other costs charged to Government Contracts for the years prior to and through December 31, 2002, and those years are closed. Where required, the Company and each of its Subsidiaries has submitted to the responsible U.S. Government contracting officers and applicable agencies as to all forward pricing indirect rates to be bid, billed and charged under Government Contracts for the years prior to and including the year ended December 31, 2003, which such indirect rates have been disclosed to, or access to records of which have been provided to, Parent. In addition, the Company and each of its Subsidiaries has submitted to the responsible U.S. Government contracting officer and applicable agencies incurred cost submissions for the years subsequent to December 31, 2002 and including the year ended December 31, 2003, which such indirect rates have been disclosed to, or access to records of which has been provided to, Parent.

          (g) Procurement Sensitive Information. Neither the Company, any of its Subsidiaries nor any of their respective Company Persons is in unauthorized receipt or possession of any competitor or government proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession thereof would violate applicable Law. Neither the Company or any of its Subsidiaries has hired or retained any employee of any Governmental Entity under circumstances where there is reason to believe that such hiring or retention would violate applicable Law. None of the Company, any of its Subsidiaries or any of their respective Company Persons has engaged in communications for the purpose of hiring or retaining any employee of any Governmental Entity under circumstances where there is reason to believe that such hiring or retention would violate applicable Law (it being understood and agreed that, in the case of the Subsidiaries of the Company, for periods prior to their acquisition by the Company, the Company is making the representation and warranty set forth in this sentence only to the Company’s Knowledge).

          (h) Cost or Pricing Data. The Company and its Subsidiaries have not submitted to any Governmental Entity any inaccurate, incomplete, non-current, untruthful or misleading cost or pricing data, certification, bid, proposal, report, claim or any other information relating to a Government Contract or Bid, in such circumstances which could give rise to a reasonable belief that such submission was in violation of applicable Law.

          (i) Debarment; Cost Accounting Systems. None of the Company, any of its Subsidiaries nor any of their respective Company Persons has ever been (i) debarred or suspended from participation in, or the award of, Contracts with any Governmental Entity, or (ii) subject to any debarment or suspension inquiry. There exist no facts or circumstances that would warrant the institution of suspension or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any of its Subsidiaries with respect to any prior, current, or future Government Contract or Government Bid. The Company’s and its Subsidiaries’ cost accounting, materials management, and procurement systems, and the associated entries reflected in the Company Financial Statements with respect to Government Contracts and Company Bids are in compliance with all applicable Laws.

          (j) Undue Influence. None of the Company, any of its Subsidiaries nor any of their current (or, to the Company’s Knowledge, former) Company Persons or representatives, or any Person associated with or acting for or on their behalf, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Government Contracts or other contracts secured, (ii) to pay for favorable treatment for business or Government Contracts or other contracts secured, (iii) to obtain special concessions or for special concessions already obtained, or (iv) otherwise in violation of any Law. No payment or other benefit has been made or conferred by the Company or, by any of its Subsidiaries or by any Person on behalf of the Company or any of its Subsidiaries in connection with any Government Contract or Bid in violation of applicable Laws (including procurement Laws, the Foreign Corrupt Practices Act (15 U.S.C. 78dd-1 et. seq.) or international anti-bribery conventions and local anti-corruption and bribery Laws in jurisdictions in which the Company or any of its Subsidiaries is operating). Neither the Company nor, any of its Subsidiaries has received any communication that alleges that the Company or any of its Subsidiaries or any agent thereof is in violation of, or has liability under any such Laws.

          (k) Security Obligations. The Company and each of its Subsidiaries is in compliance with all national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995). Neither the Company nor any of its Subsidiaries has been subject to any security audit or inspection by the United States government during the past three (3) years (except for routine audits or inspections in the Ordinary Course of Business). No facts currently exist that could reasonably be expected to give rise to the revocation of any facility security clearance of the Company, any of its Subsidiaries or of any security clearance held by their respective executive officers, managers, or persons designated in any Government Contract or Bid as a key person. The Company reasonably believes that, based upon Company’s Knowledge of Parent and Purchaser and its understanding of the structure and outcome of the transactions contemplated by this Agreement, all necessary approvals and agreements from or with Governmental Entities as required under FAR Subpart 42.12 and the National Industrial Security Program Operating Manual (DoD 5220.22-M) (the “NISPOM”), as amended, will be able to be obtained.

          (l) Government Furnished Equipment. Section 4.8(l) of the Company Disclosure Schedule identifies by description or inventory number and contract all property, equipment, fixtures and software loaned, bailed or otherwise furnished to or held by the Company or any of its Subsidiaries (or furnished to subcontractors on its behalf) by or on behalf of the Government as of the date stated therein (said property, equipment, fixtures and software are herein referred to as the “GFE”). The Company and each of its Subsidiaries has certified to the U.S. Government in a timely manner, to the extent required by applicable Law, that all GFE is in good working order, reasonable wear and tear excepted, and otherwise meets the requirements of the applicable contract and all applicable Laws. The Company and its Subsidiaries is in compliance with and has complied in all material respects with all requirements under applicable Laws and the terms of the applicable Government Contract(s) concerning the management of the GFE, including all requirements for the inventorying, reporting, proper care and maintenance of such GFE, as well as all requirements pertaining to the use and/or rental (whether permitting or prohibiting such use and/or rental, as the case may be) of such GFE. There are not outstanding loss, damage or destruction reports that have been or should have been submitted to any Governmental Entity in respect of any GFE.

          (m) Organizational Conflicts of Interest. Section 4.8(m) of the Company Disclosure Schedule identifies, by Contract or task order and description, all work or future business opportunities from which the Company, its Affiliates, Subsidiaries or other related Person, are currently limited, prohibited or otherwise restricted from performing or bidding, due to express organizational conflicts of interest Contract terms or provisions, or due to organizational conflicts of interest mitigation plans submitted by the Company, its Affiliates or Subsidiaries in connection with any Government Contract.

          (n) Export Control. The Company and its Subsidiaries are in compliance with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the ITAR, the Export Administration Regulations (15 C.F.R. 730 et. seq.) and associated executive orders, and the Laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively, the “Export Control Laws”). Neither the Company nor its Subsidiaries has received any communication alleging that it is not in compliance with, or has Liability under, the Export Control Laws. Neither the Company nor its Subsidiaries has manufactured “defense articles” for, exported “defense articles” to, or furnished “defense services” or “technical data” to, foreign nationals in the United States or abroad, as those terms are defined in 22 C.F.R. 120.6, 120.9 and 120.10, respectively.

     4.9 Litigation. Except as set forth in Section 4.9 of the Company Disclosure Schedule, there are no actions, audits (except for routine audits with respect to Government Contracts in the Ordinary Course of Business), suits, proceedings, claims, arbitrations or investigations (collectively, “Proceedings”) pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries. To the Company’s

Knowledge, there is no fact or circumstance that individually or in the aggregate is reasonably likely to result in a Proceeding which, if successful, could reasonably be expected to have a Material Adverse Effect. There are no Judgments outstanding against the Company or any of its Subsidiaries. No claims have been asserted or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries relating to underwriting compensation in connection with securities offerings by the Company or any of its Subsidiaries.

     4.10 Environmental Matters.

          (a) Compliance. Except as set forth in Section 4.10(a) of the Company Disclosure Schedule,

     (i) the Company, each of its Subsidiaries and, to the Company’s Knowledge, Building are currently in compliance with, and have at all times for the past five years been in compliance with, all applicable Environmental Laws;

     (ii) the Company, each of its Subsidiaries and, to the Company’s Knowledge, Building have all permits, licenses and approvals required under Environmental Laws to operate and conduct their respective businesses as currently operated and conducted, and as proposed to be conducted;

     (iii) there is no Release or, to the Company’s Knowledge, threatened Release of any Hazardous Substances at the properties currently owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building which is required to be remediated or reported under applicable Environmental Laws;

     (iv) there was no Release or, to the Company’s Knowledge, threatened Release of any Hazardous Substances by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building at the properties formerly owned, leased or operated by the Company, any of its Subsidiaries or Building during the period of time such properties were owned, leased or operated by the Company, any of its Subsidiaries or Building;

     (v) none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building have received oral or written notice of potential liability for a Release of any Hazardous Substance on the property of any third party;

     (vi) none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building have Released any Hazardous Substance to the environment reportable under any Environmental Law;

     (vii) none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building has received any notice, demand, letter, claim or request for information, nor is the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building aware of any pending or, to the Company’s Knowledge, threatened notice, demand, letter, claim or request for information, alleging that the Company, any of its Subsidiaries or Building is or may be liable for violations under any Environmental Law;

     (viii) none of the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is subject to any pending or, to the Company’s Knowledge, threatened Judgments issued by any Governmental Entity or any indemnity or other agreement entered with any other Person, including leases for real property, imposing liabilities or obligations on Company or its Subsidiaries or Building under any Environmental Law (other than standard lease indemnities or obligations to adhere to Environmental Laws or Hazardous Substance control requirements);

     (ix) none of the properties currently or formerly owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is listed on the National Priorities List or any other list or inventory maintained by any federal, state or local governmental agency with respect to sites from which there is or has been a Release of any Hazardous Substance;

     (x) none of the properties currently or formerly owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building is used or was used by the Company any Subsidiaries or Building (A) as a landfill, dump, other disposal, storage, transfer or handling area for Hazardous Substances, excepting, however, for the routine storage and use of Hazardous Substances from time to time in the Ordinary Course of Business, in compliance with Environmental Laws, (B) for industrial, military or manufacturing purposes or (C) as a gasoline service station or other facility for selling, dispensing, storing, transferring or handling petroleum and/or petroleum products;

     (xi) there are not now underground or above ground storage tanks (whether or not currently in use), containing Hazardous Substances, petroleum, urea-formaldehyde materials, asbestos, asbestos containing materials, polychlorinated biphenyls (PCBs) or nuclear fuels or wastes, located on or under any of the properties currently owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building, nor were there such materials located on or under such properties formerly owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building, at the time of such ownership, lease or operation; and

     (xii) there are no Liens against any of the properties currently owned, leased or operated by the Company, any of its Subsidiaries or, to the Company’s Knowledge, Building arising under any Environmental Law.

          (b) Definitions. For purposes of this Agreement,

          “Environmental Law” means any applicable Law, Permit, Judgment relating to: (A) the protection, investigation or restoration of the environment, human health and safety as affected by the environment or natural resources or (B) the handling, use, storage, treatment, manufacture, transportation, management, disposal, release or threatened release of any Hazardous Substance.

          “Release” or “Released” means the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or disposing of barrels, containers and other closed receptacles containing any Hazardous Substance), whether intentional or unintentional, of any Hazardous Substance. The term “Release” shall include any threatened release.

          “Hazardous Substance” means any substance that is: (A) listed, classified, regulated as a “hazardous substance,” “hazardous material,” “hazardous chemical” or “hazardous waste” pursuant to any Environmental Law or the Federal Occupational Safety and Health Act; (B) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is regulated by any applicable Governmental Entity pursuant to any applicable Environmental Law.

     (c) Environmental Reports. Section 4.10(c) of the Company Disclosure Schedule sets forth a list of all reports of investigations or audits regarding environmental, human health and safety as affected by the environment, or natural resources matters relating to premises currently or previously owned or operated by the Company or any of its Subsidiaries or, to the Company’s Knowledge, Building (whether conducted or created by or on behalf of the Company or one of its Subsidiaries or Building or a third party, and whether done at the initiative of the Company or one of its Subsidiaries or Building or directed by a Governmental Entity or other third party) which were issued, created or conducted during the past five years and of which the Company or any of its Subsidiaries has possession or which is known to and reasonably accessible by the Company or any of its Subsidiaries. A complete and accurate copy of each such document has been provided to Parent.

     4.11 Taxes.

          (a) Filing of Tax Returns and Payment of Taxes; Definitions. The Company and each of its Subsidiaries and any affiliated, consolidated, combined, unitary or aggregate group (each, an “Affiliated Group”) of which the Company or any of the Subsidiaries is or was a member has timely filed all Tax Returns (as defined below) that it was required to file, and all such Tax Returns were correct and complete in all respects. The Company and each of its Subsidiaries have paid on a timely basis all Taxes that are or were due and payable regardless of whether they were shown as payable on the applicable Tax Return. The unpaid Taxes of the Company and its Subsidiaries for Tax periods through the date of the Company Balance Sheet do not exceed the accruals and reserves for Taxes set forth on the Company Balance Sheet (other than any accruals and reserves for “deferred taxes” or similar items that reflect timing differences between Tax and financial accounting principles). All material Taxes that the Company or any of its Subsidiaries is or was required by Law to withhold or collect (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any other Laws) have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity. For purposes of this Agreement,

          “Taxes” means all taxes, charges, fees, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, services, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Entity and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof, including liability for the payment of any Taxes as a result of being or having been a member of an Affiliated Group on or before the Effective Time, or a party to any agreement or arrangement whereby liability of the Company or any of the Subsidiaries for payments of such amounts was determined or taken into account with reference to the liability or income of any other Person.

          “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied (including electronically) to a taxing authority in connection with Taxes.

          (b) Deficiencies and Audits. The Company has delivered to Parent correct and complete copies of all federal income Tax Returns for all periods from and after January 1, 1999, together with related examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries for all periods from and after January 1, 1998. The federal income Tax Returns of the Company and each of its Subsidiaries have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year specified in Section 4.11(b) of the Company Disclosure Schedule. The Company has made available to Parent correct and complete copies of all other Tax Returns of the Company or its Subsidiaries for all periods from and after January 1, 1998, together with all related examination reports and statements of deficiency for all periods from and after January 1, 1998. No examination or audit of any Tax Return of the Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Company’s Knowledge, threatened or contemplated. Neither the Company nor any of its Subsidiaries has been informed by any Governmental Entity that the Governmental Entity believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency.

          (c) FIRPTA. Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

          (d) Section 481. There are no adjustments under Section 481 of the Code (or any similar adjustments or any provision of the Code or the corresponding federal, state or local Laws related to Taxes) that are required to be taken into account by the Company or any of its Subsidiaries in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

          (e) Absence of Group Memberships and Tax Agreements. Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an Affiliated Group, other than a group of which only the Company and its Subsidiaries are or were members or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement, or is liable for the Taxes of any other person (other than the Company or any of its Subsidiaries) as a transferee or successor, by contract, or otherwise.

          (f) Section 355. Neither the Company nor any of its Subsidiaries has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of the Company or any of its Subsidiaries been distributed, in a transaction to which Section 355 of the Code applies (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

          (g) Tax Shelters; Disclosure Statements. None of the Company, any of the Subsidiaries or Building has ever entered into or been a party to (i) a transaction subject to registration pursuant to Code Section 6111 as a “reportable transaction” within the meaning of Code Section 6111(b)(2) or a “tax shelter” as defined in former Code Section 6111(c) or (d), (ii) a transaction subject to the list requirements of Code Section 6112, or (iii) a tax shelter within the meaning of Code Section 6662(d). None of the Tax Returns filed by the Company or any of the Subsidiaries contained a disclosure statement under Sections 6011 or 6662 of the Code (or any predecessor statute) or any similar provision of any other Law.

          (h) Reincorporation. The January 1, 2000 reincorporation of the Company under the Laws of the State of Delaware constituted a reorganization within the meaning of Code Section 368(a).

     4.12 Real Property; Assets.

          (a) Owned Property. Neither the Company nor any of its Subsidiaries owns or has owned any real property. Section 4.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by Building (collectively “Company Properties”) and the location of the premises. Except as listed in Section 4.12(a) of the Company Disclosure Schedule, all of such Company Properties are owned free and clear of all mortgages, security interest, pledges, liens and encumbrances (“Liens”).

          (b) Leased Real Properties. Section 4.12(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property leased, subleased or licensed by the Company or its Subsidiaries (collectively “Company Leases”) and the location of the premises. None of the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to any Company Lease, is in material default under any of the Company Leases. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, each of the Company Leases is in full force and effect and is enforceable in accordance with its terms and shall not cease to be in full force and effect as a result of the transactions contemplated by this Agreement. Except as set forth in Section 4.12(b) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries leases, subleases or licenses any real property to any person other than the Company and its Subsidiaries. The Company has made available to Parent complete and accurate copies of the Company Leases.

          (c) Assets. The buildings, plants, machinery and equipment necessary for the conduct of the businesses of the Company and its Subsidiaries as presently conducted are structurally sound in all material respects, are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, machinery or equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost or for which Company or its Subsidiaries is not liable. All of such tangible assets which are owned are owned free and clear of all Liens, except for Liens which individually and in the aggregate, do not materially interfere with the ability of the Company and its Subsidiaries to conduct their business as currently conducted.

     4.13 Intellectual Property.

          (a) Definitions. For purposes of this Agreement:

          “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all copyrightable works (whether registered or unregistered) and all copyrights (whether registered or unregistered), including all applications, registrations and renewals thereof; (ii) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, provisional applications, patent disclosures, and invention disclosure statements, together with all reissuances, divisions, continuations, continuations-in-part, substitutes, extensions, renewals and reexaminations thereof, any confirmation patent, patent of addition and registration patent, as well as any foreign counterparts of any of the foregoing; (iii) all proprietary formulations, know-how, show-how, confidential business information, trade secrets, research and development results, compositions, techniques, methodologies, processes, technical data, designs, drawings, diagrams, specifications, catalogs, customer and supplier lists and contact information, pricing and cost information, information related to employees, business and marketing plans and proposals, and manufacturing, engineering, quality control, testing, operations, logistical, maintenance and other technical information and technology (“Company Confidential Information”); (iv) all mask works and all applications, registrations and renewals in connection therewith; (v) all computer software and firmware (including object code, source code, data and related documentation) (“Software”); (vi) all trade names, fictional business names, trade dress rights, trademarks and service marks including all applications, registrations and renewals thereof and logos, including any Internet domain names, and applications therefor and the goodwill associated with the foregoing, together with all translations, adaptations, derivations and combinations and like intellectual property rights; (vii) all industrial designs and any registrations and applications therefor throughout the world; (viii) all databases and data collections and all rights therein throughout the world; (ix) all moral and economic rights of authors and inventors, however denominated, throughout the world; and (x) any similar or equivalent rights to any of the foregoing anywhere in the world.

          “Company Intellectual Property” shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company or any of its Subsidiaries.

          “Third Party Intellectual Property” means any Intellectual Property owned by a third party to which the Company or its Subsidiaries have a license, sublicense or other agreement under which the Company and its Subsidiaries are authorized to use or is used in the manufacture of, incorporated in, or forms a part of any product or service sold by or expected to be sold by the Company or any of its Subsidiaries, including Software used for internal business processes and operations.

          (b) Schedule of Company Intellectual Property. Section 4.13(b) of the Company Disclosure Schedule is a complete and accurate list of all Company Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Intellectual Property has been issued or registered.

          (c) Company Intellectual Property Rights. The Company or its Subsidiaries own, or license or otherwise possess legally enforceable rights to use, without any obligation to make any fixed or contingent payments (except as provided in license agreements or support agreements related to Third Party Intellectual Property, including any royalty payments or honorariums, all as identified on Section 4.13(c) of the Company Disclosure Schedule), all Company Intellectual Property as necessary to permit the Company and its Subsidiaries to conduct their businesses as currently conducted and as proposed to be conducted. Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have previously licensed, assigned, transferred or otherwise conveyed any right, title or interest in, to or under any of the Company Intellectual Property to any other Person. Neither the Company nor its Subsidiaries are under any obligation to transfer ownership of, or grant any exclusive license with respect to any Company Intellectual Property to any third party. The Company Intellectual Property is free and clear of any Liens, charges, encumbrances or rights of any other Person to possession or use. To the extent that any Company Intellectual Property has been developed or created by a third party for the Company (or its Subsidiaries), the Company (or its Subsidiaries) has a written agreement with such third party with respect thereto and the Company (or its Subsidiaries) either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property by operation of Law or by valid assignment.

          (d) Third Party Intellectual Property Rights. The execution and delivery of this Agreement and consummation of the Merger will not result in the breach of, or create on behalf of any other Person the right to terminate or modify, (i) any license, sublicense or other agreement relating to any Company Intellectual Property or (ii) any license, sublicense and other agreement relating to Third Party Intellectual Property. Section 4.13(d) of the Company Disclosure Schedule identifies each material license or material agreement pursuant to which the Company and its Subsidiaries have licensed, distributed or otherwise been granted any rights to any Third Party Intellectual Property (except for any off-the-shelf computer software subject to a shrinkwrap or clickwrap license). All such Third Party Intellectual Property will be available for use by the Surviving Corporation on substantially identical terms and conditions following the Closing.

          (e) Valid Rights; No Infringement By Others. The Company’s ownership or rights to all Company Intellectual Property are valid and subsisting. To the Company’s

Knowledge, no other Person is infringing, violating or misappropriating any of the Company Intellectual Property or Third Party Intellectual Property; and, except as provided in Section 4.13(e) of the Company Disclosure Schedule, the Company Intellectual Property is not subject to any Proceeding or, to the Company’s Knowledge, any threatened Proceeding or outstanding Permit, Contract or Judgment restricting in any manner the use, transfer, or licensing thereof by the Company or its Subsidiaries, or which may affect the validity, use, transfer, licensing or enforceability of such Company Intellectual Property. Neither the Company nor its Subsidiaries are investigating any potential infringement or misappropriation of the Company Intellectual Property.

          (f) No Infringement By the Company. The operation of the business of the Company and its Subsidiaries as such business currently is conducted (including products and Software previously or currently sold, licensed or distributed by the Company or any of its Subsidiaries and business or activities previously or currently conducted by the Company or any of the Subsidiaries) has not, does not, and will not infringe(d), violate(d) or misappropriate(d) any Intellectual Property right or other right of any third party (including as a result of usage of an incorrect number of copies of software), nor constitute(d) unfair trade practices under the Laws of any jurisdiction. Except as set forth on Section 4.13(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any complaint, claim or notice alleging any such infringement, violation or misappropriation. Section 4.13(f) of the Company Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by the Company or any Subsidiary alleging any such infringement, violation or misappropriation; and the Company has made available to Parent complete and accurate copies of all written documentation in the possession of the Company or any Subsidiary relating to any such complaint, claim, notice or threat.

          (g) Assignment of Rights. The Company and each of its Subsidiaries have taken reasonable steps using reasonable business judgment, to protect their respective rights in their respective Intellectual Property (including confidential information and trade secrets) and any proprietary information of third parties provided to the Company and each of its Subsidiaries and, without limiting the foregoing, the Company and each of its Subsidiaries has and enforces a policy requiring each Company Person that has access to such Intellectual Property or information to execute a proprietary information/confidentiality/invention or copyright assignment agreement containing terms substantially similar to those set forth in Section 4.13(g) of the Company Disclosure Schedule, and, except as set forth on Section 4.13(g) of the Company Disclosure Schedule, all current and former Company Persons (with respect to former Company Persons of the Subsidiaries of the Company, solely to the Company’s Knowledge) that have or had access to such Intellectual Property (including confidential information and trade secrets), or that have been the inventor of a patentable invention or author of a copyrightable work, have executed such an agreement. Section 4.13(g) also lists Company Persons that have signed proprietary information/confidentiality/invention or copyright assignment agreements materially differing from those of the Company’s current form thereof. Except as listed in Section 4.13(g) of the Company Disclosure Schedule, no current employee of the Company or its Subsidiaries has, to the Company’s Knowledge, excluded works or inventions made prior to his or her employment or engagement with the Company or its Subsidiaries from his or her assignment of inventions pursuant to such Company Person’s assignment of inventions agreement.

          (h) No Intellectual Property Contracts Affecting Parent. The Company is not party to any agreement under which any other Person would be entitled to receive a license or any other right to Intellectual Property of Parent or any of its Affiliates (other than the Company) following the Closing.

          (i) Company Software. Neither the Company nor any Subsidiary has disclosed the source code (other than source code required to be disclosed pursuant to a Government Contract) for any of the proprietary or third party Software or other Company Confidential Information constituting, embodied in or pertaining to the proprietary or third party Software to any Person, except pursuant to the agreements listed in Section 4.13(i) of the Company Disclosure Schedule, and the Company and its Subsidiaries have taken reasonable measures to prevent disclosure of such code.

          (j) Data Rights. Except as identified in Section 4.13(j) of the Company Disclosure Schedule, with respect to any “technical data” or “computer software” developed by the Company or any of its Subsidiaries “exclusively at private expense” or “at private expense” as those terms are defined in the Federal Acquisition Regulations (“FAR”), the U.S. Department of Defense Supplement to the FAR (“DFARS”), or in any contract with a Governmental Entity (such applicable contract definition, together with FAR and the DFARS, the “Data Regulations”), (i) in no case has the Company or any of its Subsidiaries granted any Governmental Entity any rights in such technical data greater than the “limited rights” defined in the Data Regulations or any rights in computer software greater than the “restricted rights” defined in the Data Regulations (other than grants prior to the date hereof with respect to certain Intellectual Property that is not material to the Company or its Subsidiaries made with the consent of the Company or its Subsidiaries that did not and will not have any material effect on the Company or its Subsidiaries); and (ii) in no case has the Company or any of its Subsidiaries waived any of its own rights in such technical data or computer software by failing to mark such data or software in accordance with the Data Regulations requirements for protection of such rights, or by any other acts or omissions constituting a waiver; and (iii) in no case has any Governmental Entity or any other Person asserted a challenge, or expressed an intent to challenge, any of the Company’s or its Subsidiaries’ rights in such technical data or computer software pursuant to the Data Regulations. Each of the Company and its Subsidiaries has taken all measures that are reasonable and customary for companies in similar lines of business to protect its rights in technical data and computer software under the Data Regulations.

     4.14 Employee Benefit Plans.

          (a) Company Employee Plans; Definitions. Section 4.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all Employee Benefit Plans currently maintained, contributed to, or sponsored, by the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates and any other Employee Benefit Plans with respect to which the Company or its Subsidiaries have contingent or ongoing liabilities or obligations (together, the “Company Employee Plans”). For purposes of this Agreement, the following terms shall have the following meanings:

          “Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section

3(1) of ERISA), and any other written or oral plan, agreement, arrangement, policy or practice involving direct or indirect compensation, including insurance coverage, severance benefits, vacation, paid time-off, disability benefits, deferred compensation, bonuses, allowances, educational assistance, loans, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive or retention compensation or post-retirement compensation and all unexpired severance and retention agreements, written or otherwise, for the benefit of, or relating to, any current or former Company Person or any current or former Company Person of an ERISA Affiliate.

          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

          “ERISA Affiliate” means any entity which is, or at any applicable time was, a member of (A) a controlled group of corporations (as defined in Section 414(b) of the Code), (B) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (C) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included the Company or a Subsidiary.

          (b) Documentation Relating to Company Employee Plans. With respect to each Company Employee Plan, the Company has furnished to Parent, a complete and accurate copy of (i) such Company Employee Plan (or a written summary of any unwritten plan), (ii) the most recent annual report (Form 5500) (with respect to those plans for which such form is legally required) filed with the United States Department of Labor – Employee Benefits Security Administration and the Internal Revenue Service, (iii) each trust agreement, group annuity contract and summary plan description, if any, relating to such Company Employee Plan, (iv) the most recent financial statements for each Company Employee Plan that is funded, (v) all personnel, payroll and employment manuals and policies, (vi) all employee handbooks, and (vii) the most recent tests of compliance with the nondiscrimination requirements of Sections 410(b), 401(k) and 401(m) of the Code.

          (c) Administration of Company Employee Plans. Each Company Employee Plan has been administered in all material respects in accordance with ERISA, the Code and all other applicable Laws and the regulations thereunder and in accordance with its terms and each of the Company, the Company’s Subsidiaries and their ERISA Affiliates has in all material respects met its obligations with respect to such Company Employee Plan and has made all required contributions thereto (or reserved such contributions on the Company Balance Sheet). All filings and reports as to each Company Employee Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor have been timely submitted. With respect to the Company Employee Plans, no event has occurred, and there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could be subject to any liability under ERISA, the Code or any other applicable Law.

          (d) Benefit Obligations. With respect to the Company Employee Plans, there are no benefit obligations for which contributions have not been made or properly accrued as required by such Company Employee Plan or applicable Law, and there are no benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with

GAAP, on the Company Financial Statements. The assets of each Company Employee Plan which is funded are reported at their fair market value on the books and records of such Company Employee Plan if so required under the terms of such Company Employee Plan or applicable Law.

          (e) Qualification of Company Employee Plans. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination, opinion, or advisory letter, as applicable, from the Internal Revenue Service to the effect that such Company Employee Plan is qualified and the plan and trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code. If a determination, opinion or advisory letter has been issued with respect to any Company Employee Plan, such determination, opinion or advisory letter has not been revoked and revocation has not been threatened, and such Company Employee Plan has not been amended or operated since the date of its most recent determination, opinion or advisory letter in any respect, and, no act or omission has occurred, that, in any case, would adversely affect its qualification. Each Company Employee Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of Section 401(k)(3) and Section 401(m)(2) of the Code (taking into consideration any corrective action taken with respect to such test), as the case may be, for each plan year ending prior to the Closing Date.

          (f) Absence of Certain Obligations. Except in the case of a Company Employee Plan covered by Section 4.14(k) of this Agreement, none of the Company, or, any Company Subsidiary nor any ERISA Affiliate has ever maintained a Company Employee Plan which was ever subject to Section 412 of the Code or Title IV of ERISA. No Company Employee Plan is funded by a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Employee Plan holds securities issued by the Company, any of the Company’s Subsidiaries or any of their ERISA Affiliates.

          (g) Ability to Amend or Terminate. Except as set forth in Section 4.14(g) of the Company Disclosure Schedule, the Company or its Subsidiary, as applicable, may amend or terminate each Company Employee Plan sponsored or maintained by the Company or Company Subsidiary at any time without liability to the Company or is Subsidiary, and any of the Company’s Subsidiaries which are a party thereto may terminate their participation therein in accordance with the applicable Company Employee Plan documents at any time without liability to the Company or is Subsidiary, and subject to applicable Law. No Company Employee Plan, plan document or agreement, summary plan description or other written communication distributed generally to Company Persons by its terms prohibits the Company or any of its Subsidiaries from amending or terminating any Company Employee Plan sponsored or maintained principally by such Company or Subsidiary, as applicable, in accordance with the Company Employee Plan document. The investment vehicles used to fund the Company Employee Plans may be changed at any time without incurring a material sales charge, surrender fee or other similar expense that would be payable in whole or in part by the Company.

          (h) Employment Related Agreements. Except as set forth in Section 4.14(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to (i) any agreement with any current or former stockholder, director, officer, employee, consultant, contractor, subcontractor or agent of the Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement, (B) providing any term of employment, compensation or benefit guarantee; or (C) providing severance benefits or other benefits after the termination of employment of such stockholder, director, officer or employee; (ii) any agreement, plan or arrangement under which any “disqualified individual,” as defined in Section 280G(c) of the Code, may receive payments from the Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code, without regard to Section 280G(b)(4); or (iii) any agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan or severance benefit plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. The Company has provided to Parent the information necessary to calculate any excise tax due under Section 4999 of the Code as a result of the transactions contemplated by this Agreement for which the Company or Parent may directly or indirectly become liable and the amount of deductions that may be disallowed under Section 280G of the Code as a result of the transactions contemplated by this Agreement. Section 4.14(h) of the Company Disclosure Schedule is a complete list of all persons covered by the Key Executive Severance Plan and the date of each person’s signed letter agreement evidencing such person’s participation in such plan, and, if such letter agreement has been amended, the dates of any amendments. Section 4.14(h) of the Company Disclosure Schedule also includes a copy of the Company’s form of letter agreement pursuant to the Key Executive Severance Plan. All letter agreements for participants in the Key Executive Severance Plan are in the form attached as Section 4.14(h) of the Company Disclosure Schedule and utilize the calculation for “Lump Sum Cash Payment” (as defined in such form of letter agreement) and provide benefits as specified in such form of letter agreement. Section 4.14(h) of the Company Disclosure Schedule lists all Company Persons with a compensation guarantee, the amount of such payment, the date(s) on which it is due, and any milestones / requirements applicable to such compensation guarantees. The Company has, prior to the date hereof, made available to Parent a complete and accurate copy of all of the Contracts referred to in Section 4.14(h) of the Company Disclosure Schedule.

          (i) Retiree Benefits. Except as set forth in Section 4.14(i) of the Company Disclosure Schedule, none of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any Person, except as required by applicable Law.

          (j) No Violation. To the Company’s Knowledge, (i) except as set forth in item 1 of Section 4.14(j) of the Company Disclosure Schedule, no Company Person is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant of a former employer or contracting entity relating to the right of any such Company Person to be employed or retained by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary or confidential information of others; or (ii) except as set forth in item 3 of Section 4.14(j) of the Company Disclosure Schedule, no employee or group of employees of the Company or its Subsidiaries at Pay Grade 8 or above (or its equivalent for Subsidiaries using a different pay scale) (based upon the Company’s or its Subsidiaries’ respective existing pay scales) has given notice to the Company or any of its Subsidiaries that such employee or group of employees intends to terminate his or her employment with the Company or its Subsidiaries, as applicable, and neither the Company nor any of its Subsidiaries have given notice of intention to terminate the employment of any such employee. Section 4.14(j) of the Company Disclosure Schedule sets forth a list and description of, all pending or, to the Company’s Knowledge, threatened Proceedings relating to Company Employee Plans.

          (k) Multiemployer Plan.

     (i) With respect to any Company Employee Plan that is a “multiemployer plan”, as that term is defined in ERISA section 4001(a)(3), to which the Company or its ERISA Affiliates are obligated to contribute (a “Multiemployer Plan”), the Company has delivered to the Parent true and complete copies of each collective bargaining agreement pursuant to which the Company or any of its ERISA Affiliates contribute or are obligated to contribute to such Multiemployer Plan and a written statement of the amount, if any, of potential withdrawal liability calculated as of the last valuation date for which such valuation has been determined by the Multiemployer Plan.

     (ii) Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under section 4201 of ERISA as the result of a complete or partial withdrawal (within the meaning of section 4203 or section 4205 of ERISA, respectively) from any Multiemployer Plan.

     (iii) To the Company’s Knowledge, no event has occurred or circumstance exists that presents a risk of the occurrence of any termination, reorganization or insolvency of a Multiemployer Plan that could result in withdrawal or other liability of the Company or any ERISA Affiliate under ERISA section 4201.

     (iv) Neither the Company nor any ERISA Affiliate has received any notice from any Multiemployer Plan that the plan is in reorganization or is insolvent; that increased contributions may be required to avoid reduction in plan benefits or the imposition of any excise tax; or that such plan intends to terminate or has terminated.

     (v) To the Company’s Knowledge, no Multiemployer Plan has an obligation to contribute as a party to a merger, asset, or liability transfer, or is the subject of any proceeding brought by the Pension Benefit Guaranty Corporation.

     4.15 Permits. The Company and each of its Subsidiaries have all Permits required to conduct their businesses as now being conducted, except for such Permits the absence of which, individually or in the aggregate, have not resulted in, and are not reasonably likely to result in a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of such Permits except for such failures to so comply which, individually or in the aggregate, have not had, and are not reasonably likely to a Material Adverse Effect. No such Permit will cease to be effective as a result of the consummation of transactions contemplated by this Agreement.

     4.16 Compliance With Laws. The Company, each of its Subsidiaries and, to the Company’s Knowledge, Building has complied with, is not in violation of, and has not received any notice alleging any violation with respect to, any applicable provisions of any Law with respect to the conduct of its business, or the ownership or operation of its properties or assets, except which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

     4.17 Labor Matters.

          (a) Except as set forth in Section 4.17(a) of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or their respective Company Persons is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization. Except as set forth in Section 4.17(a) of the Company Disclosure Schedule, since January 1, 2000, neither the Company nor any of its Subsidiaries has been or is the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, or any union organizing activity, labor strike, dispute, walkout, work stoppage, slow-down, grievance or lockout involving the Company or any of its Subsidiaries, nor (except as may be set forth in Section 4.17(a) of the Company Disclosure Schedule), to the Company’s Knowledge, have any such Proceedings or actions been threatened. Section 4.17(a) of the Company Disclosure Schedule lists all Company Persons who are not citizens or permanent resident aliens of the United States. The Company and each of its Subsidiaries is in material compliance with all Laws regarding employment practices, including Laws relating to workers’ safety and health, sexual harassment, discrimination, equal pay, immigration, wages and hours or workers’ compensation.

          (b) Section 4.17(b) of the Company Disclosure Schedule sets forth a true and accurate list of the name of each officer, director and employee of the Company or its Subsidiaries, together with such individual’s position or function, employer name, employment location, annual base salary or wages or rate, service date, grade, time in grade, visa status (if applicable), full, part time or temporary employment status, union status, Fair Labor Standards Act classification, current incentives, retention payments, bonus or severance arrangements, allowances, Executive Supplemental Retirement Program and other perquisite eligibility, loans and employment agreements and security clearances.

          (c) Section 4.17(c) of the Company Disclosure Schedule sets forth a true and accurate list of (i) all Persons retained by the Company or any of its Subsidiaries as independent contractors or consultants, identifying compensation, the nature and duration of services provided, and other expenses or liabilities associated therewith, as well as any Persons through which the same have been retained and (ii) all such Persons who supplied such services for one thousand hours or more in calendar year 2004. All individuals who are or were performing consulting or other services for the Company or its Subsidiaries are or were correctly classified by the Company as either “independent contractors” or “employees” as the case may be, and, at the Closing Date, will qualify for such classification. There are no pending or, to the Company’s

Knowledge, threatened Proceedings against the Company or its Subsidiaries by or on behalf of or related to any individuals currently or formerly classified by the Company or its Subsidiaries as “independent contractors” or “consultants” and there is, to the Company’s Knowledge, no basis for any such Proceedings.

     4.18 Customers and Suppliers. Section 4.18 of the Company Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each government agency, command or other Person that is a customer of the Company or any of its Subsidiaries that represented five percent (5%) or more of the Company’s consolidated revenues in the fiscal year ended December 31, 2004 or the fiscal quarter ended March 31, 2005 (each, a “Material Customer”). No Material Customer has given oral or written notice to the Company or any of its Subsidiaries that it intends to stop, or (other than pursuant to task orders in the ordinary course) decrease the rate of, buying materials, products or services from the Company or any of its Subsidiaries. Except as set forth in Section 4.18 of the Company Disclosure Schedule, no material supplier of the Company or any of its Subsidiaries has indicated to the Company or any of its Subsidiaries that it will stop, or (other than pursuant to task orders in the ordinary course) decrease the rate of, supplying materials, products or services to them.

     4.19 Opinion of Financial Advisor. The financial advisor of the Company, J.P. Morgan Securities, Inc. (the “Financial Advisor”), has delivered to the Company a written opinion dated the date of this Agreement to the effect, as of such date, that, on the basis of and subject to the assumptions set forth therein, the cash consideration of $15.50 per share of Company Common Stock to be received by holders of shares of Company Common Stock pursuant to the Offer and the Merger is fair to the holders of shares of Company Common Stock from a financial point of view (the “Fairness Opinion”). The Company has delivered to Parent and Purchaser a signed copy of the Fairness Opinion, together with the Financial Advisor’s written consent to the inclusion of or reference to the Fairness Opinion in the Schedule TO, the Offer Documents, the Schedule 14D-9 and the Proxy Statement.

     4.20 Brokers. No agent, broker, investment banker, financial advisor or other firm or person is or shall be entitled, as a result of any action or Contract or commitment of the Company or any of its Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except the Financial Advisor, whose fees and expense will be paid by the Company. The Company has delivered to Parent a complete and accurate copy of all agreements pursuant to which the Financial Advisor is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND PURCHASER

     Parent and Purchaser each represents and warrants to the Company as follows:

     5.1 Organization, Standing and Power. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate, would materially impair the ability of Parent or Purchaser to perform its obligations hereunder.

     5.2 Authority; No Conflict; Required Filings and Consents.

          (a) Power and Authority; Execution and Delivery. Each of Parent and Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Purchaser, subject to adoption of this Agreement by Parent in its capacity as the sole stockholder of Purchaser immediately after the execution and delivery hereof. This Agreement has been duly executed and delivered by each of Parent and Purchaser and assuming due and valid authorization, execution, and delivery by the Company, constitutes the valid and binding obligation of each of Parent and Purchaser, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Absence of Conflicts. The execution and delivery of this Agreement by each of Parent and Purchaser does not, and the consummation by Parent and Purchaser of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or By-laws of Parent or Purchaser, (ii) conflict with, or result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract to which Parent or Purchaser is a party or by which either of them or any of their properties or assets may be bound, or (iii) subject to compliance with the requirements specified in clauses (i) through (vi) of Section 5.2(c), conflict with or violate any Permit, Judgment or Law applicable to Parent or Purchaser or any of their properties or assets, except in the case of clauses (ii) and (iii) of this Section 5.2(b) for any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations or losses which, individually or in the aggregate, would not materially impair the ability of Parent or Purchaser to perform their obligations hereunder.

          (c) Board Recommendation. The respective Boards of Directors of Parent and Purchaser have declared the advisability of and duly adopted and approved this Agreement, the Stockholder Agreements, and the transactions contemplated hereby and thereby, including the Offer and the Merger.

          (d) Absence of Required Consents. No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with any Governmental Entity is required by or with respect to Parent or Purchaser in connection with the execution and delivery of this Agreement or the consummation by Parent or Purchaser of the transactions contemplated by this Agreement, except for (i) the pre-merger notification requirements under the HSR Act, (ii) the joint voluntary notification under the Exon-Florio Act, (iii) any notifications required under ITAR, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the Secretaries of State of other states in which the Company is qualified as a foreign corporation to transact business, (v) required filings under the Securities Act and the Exchange Act, (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable “takeover” or state securities Laws, (vii) notification to Export Development Canada and (viii) such consents, approvals, orders, registrations, declarations and filings the failure of which to make or obtain would not individually or in the aggregate materially impair the ability of Parent or Purchaser to perform their obligations hereunder.

     5.3 Information Provided. The written information supplied by or on behalf of Parent or Purchaser for inclusion in the Schedule 14D-9, on the date the Schedule 14D-9 is filed with the SEC, and on the date the Schedule 14D-9 is first published, sent or given to stockholders of the Company, shall comply in all material respects with the provisions of applicable securities Laws, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to Closing, any event relating to Parent or Purchaser should be discovered by Parent which should be set forth in an amendment to the Schedule 14D-9, Parent shall promptly inform the Company.

     5.4 Interim Operations of Purchaser. Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not engaged in any other business activities and has conducted its operations only as contemplated hereby.

     5.5 Litigation. There are no Proceedings pending, or, to the knowledge of Parent, threatened against, relating to or affecting Parent or any of its subsidiaries or any of their respective properties before any Governmental Entity or any arbitrator that could reasonably be expected to materially restrict or enjoin the consummation of the transactions contemplated by this Agreement or the Stockholder Agreements or prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement or the Stockholder Agreements or for Parent or Purchaser to perform its obligations hereunder or thereunder.

     5.6 Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action or contract or commitment of the Parent or any of its subsidiaries, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the transactions contemplated by this Agreement, except BB&T Capital Markets | Windsor Group, LLC, whose fees and expense will be paid by the Parent.

     5.7 Financing. Parent has, and at all times from the date of this Agreement through the expiration of the Offer and the Effective Time, will have, and will make available to Purchaser, all the funds necessary to purchase all the shares of Company Common Stock pursuant to the Offer and the Merger and to pay all fees and expenses payable by Purchaser related to the transactions contemplated by this Agreement.

ARTICLE VI

CONDUCT OF BUSINESS

     6.1 Conduct Prior to Effective Time. Except as expressly contemplated by this Agreement or with the prior written consent of Parent, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, act in the Ordinary Course of Business, and use commercially reasonable efforts to maintain and preserve its and each Subsidiary’s business organization, assets, and properties, keep available the services of its present Company Persons and preserve its advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent:

          (a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities; or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options (other than the forfeiture (at no cost to the Company or its Subsidiaries) of Company Stock Options pursuant to any Company Stock Plan, by employees in connection with the termination of such employee’s employment) to acquire any such shares or other securities or securities the value of which is measured by such securities;

          (b) issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or securities the value of which is measured by such securities (other than the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their present terms), issue or accept contributions for the purchase of shares of Company Common Stock pursuant to the ESPP, or amend the terms of any of the foregoing, except as expressly contemplated by Section 3.3 of this Agreement;

          (c) amend its Certificate of Incorporation, By-laws or other comparable charter or organizational documents, except as expressly provided by this Agreement;

          (d) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any other Person or division thereof or (B) any assets that are material, in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of inventory and components in the Ordinary Course of Business;

          (e) except in the Ordinary Course of Business, sell, lease, license, pledge, or otherwise dispose of or encumber any properties or assets of the Company or of any of its Subsidiaries;

          (f) whether or not in the Ordinary Course of Business, sell, dispose of, or otherwise transfer any assets material to the Company and its Subsidiaries, taken as a whole (including any accounts, leases, Contracts or Intellectual Property or any assets or the stock of any Subsidiaries);

          (g) adopt or implement any stockholder rights plan;

          (h) enter into a Contract with respect to any merger, consolidation, liquidation, dissolution, restructuring, recapitalization or other reorganization or business combination, or any acquisition or disposition of all or any substantial portion of the assets or securities of the Company or any of its Subsidiaries;

          (i) (i) incur or suffer to exist any indebtedness for borrowed money other than such indebtedness reflected on the Company Balance Sheet or guarantee any such indebtedness of another Person, (ii) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans or advances (in each case other than for employee travel or other business purposes or for employee tuition reimbursement in each case in the Ordinary Course of Business) or capital contributions to, or investments in, any other Person, other than the Company or any of its direct or indirect wholly owned Subsidiaries or (iv) enter into any hedging agreement or other financial agreement or arrangement the value of which may change with fluctuations in commodities or equities, prices or exchange rates or other derivative instruments;

          (j) make any capital expenditures or other expenditures with respect to property, plant or equipment in excess of $100,000 in the aggregate for the Company and its Subsidiaries, taken as a whole;

          (k) make any change in its accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve or revalue any assets, or make any change in its fiscal year;

          (l) (i) pay, discharge, settle, satisfy, fund or accept any claims, liabilities, disputes, audit or investigation finding or result or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in accordance with their terms as in effect on the date of this Agreement, of claims, liabilities or obligations reflected or reserved against in, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports filed prior to the date of this Agreement (to the extent so reflected or reserved against), or (ii) waive any material benefits of, modify in any adverse respect, fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contracts to which the Company or any of its Subsidiaries is a party;

          (m) terminate any material Contract to which the Company or any of its Subsidiaries is party, or waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of the Company or any of its Subsidiaries), or except in the Ordinary Course of Business modify or amend any material Contract to which the Company or any of its Subsidiaries is party;

          (n) (i) except in the Ordinary Course of Business enter into, or modify the terms of, any Contract relating to the rendering of services or the distribution, sale or marketing by third parties of the products of, or products licensed by, the Company or any of its Subsidiaries or (ii) license, or modify the terms of any license of, any material intellectual property rights to or from any third party, other than non-exclusive licenses which may be canceled without penalty by the Company or its Subsidiaries upon written notice of thirty (30) days or less;

          (o) except as expressly provided by Section 3.3, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance or similar agreement, policy, practice or arrangement or benefit plan or compensation for the benefit or welfare of any current or former Company Person or any collective bargaining agreement (including with respect to the existing collective bargaining agreement of Integrated Information Technology Corporation (a Subsidiary of the Company), make any offer or take any bargaining position without Parent’s prior written consent, which consent shall not be unreasonably withheld), (ii) increase in any material respect the compensation or benefits of, or pay any bonus to, any Company Person, (iii) amend or accelerate the right to payment or vesting of any compensation or benefits, including any outstanding options or any restricted stock awards, (iv) pay any material benefit not provided for as of the date of this Agreement under any Company Employee Plan, (v) grant any awards under, or otherwise expand the benefits of or the persons entitled to participate in, any bonus, incentive, performance or other compensation plan or arrangement or benefit or compensation plan, policy, practice or arrangement (including the Company’s Executive Severance Plan, and offer additional persons the opportunity to participate in, or to participate in, the Company’s Executive Severance Plan), including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, (vi) terminate the employment or take other adverse actions with respect to any of the Company executives and other employees identified in Section 6.1(o) of the Company Disclosure Schedules (the “Key Employees”), (vii) employ or offer to employ or promote or offer to promote, terminate or give notice of intent to terminate, any Person at Pay

Grade 8 or above (or its equivalent for Subsidiaries using a different pay scale) (based upon the Company’s or its Subsidiaries’ respective existing pay scales) or (viii) take any action (other than (x) in the Ordinary Course of Business with respect to payment of compensation or (y) pursuant to retention agreements entered into prior to December 31, 2004) to fund or in any other way secure the payment of compensation or benefits under any Employee Plan or Contract;

          (p) (i) make or rescind any Tax election, (ii) settle or compromise any Tax liability, (iii) amend any Tax Return, (iv) make a request for a written ruling of a taxing authority relating to Taxes or file a request for a pre-filing agreement or similar procedure or (v) enter into a legally binding agreement with a taxing authority with respect to Taxes;

          (q) close (except pursuant to the existing terms of leases disclosed in Section 4.12(b) of the Company Disclosure Schedule entered into prior to the date of this Agreement (and without giving effect to the transactions contemplated by this Agreement)) or open any material facility or office, or initiate, compromise or settle any material Proceeding;

          (r) permit any transfer or exercise of rights with respect to shares of Company Common Stock in violation of the Stockholder Agreements;

          (s) fail to maintain insurance at levels substantially comparable to levels existing as of the date of this Agreement or to timely file claims thereunder (provided that the Company shall not pay or incur liability for any materially increased premium without Parent’s consent, not to be unreasonably withheld);

          (t) fail to pay accounts payable and other obligations in the Ordinary Course of Business;

          (u) agree to any covenant of the Company or any of its Subsidiaries not to compete or other covenant of the Company or any of its Subsidiaries restricting the development, manufacture, marketing or distribution of the products or services of the Company or any of its Subsidiaries or otherwise limiting the freedom of the Company or any of its Subsidiaries to compete in any line of business (other than conflict of interest requirements that are included in any outstanding Bid as of the date hereof, as disclosed in Section 6.1(u) of the Company Disclosure Schedule, that may become effective without the right of negotiation or refusal by Company or its Subsidiaries, by virtue of such Bid being accepted) or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any material assets or that would so limit the freedom of Parent or any of its affiliates after the consummation of the Offer or the Merger;

          (v) with respect to Building, permit Building to take any of the actions listed in paragraphs (a) through (u) of this Section 6.1, to the extent reasonably within the Company’s control, and without limiting the scope of the foregoing, authorize or agree to any such action in the Company’s capacity as a member of Building; or

          (w) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions or any action which would cause any representation or warranty of the Company set forth in this Agreement to be inaccurate under the applicable standard included in paragraph (vi)(E) of Annex I, or would materially impair or prevent the satisfaction of any condition in Annex I or Article VIII.

     6.2 No Solicitation.

          (a) Neither the Company nor any of its Subsidiaries shall, and the Company shall cause its and their directors, officers, employees, investment bankers, attorneys, accountants or other agents, advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants, other agents, advisors and representatives collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, participate, knowingly encourage or take any other action which may facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Notwithstanding the foregoing, prior to the acceptance for payment of any shares of Company Common Stock pursuant to the Offer (the “Specified Time”), in response to a Superior Proposal that did not result from a breach of this Section 6.2 or any other provision of this Agreement, and subject to compliance with Section 6.2(c), the Company may, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by the Company Board after consultation with outside counsel, (x) furnish non-public information with respect to the Company to the Person making such Superior Proposal pursuant to a customary confidentiality agreement not less restrictive of the other party than the Non-Disclosure Agreement and (y) participate in discussions or negotiations with such Person regarding any Superior Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.2(a) by any Representative of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 6.2(a) by the Company.

          (b) The Company Board shall recommend the Offer, this Agreement and the Merger to the Company stockholders, and neither the Company Board nor any committee thereof shall (i) except as set forth in this Section 6.2, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of this Agreement, the Offer or the Merger, (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar Contract (an “Acquisition Agreement”) constituting or relating to any Acquisition Proposal, (iii) adopt, approve or recommend, propose to adopt, approve or recommend, or take a neutral position with respect to, any Acquisition Proposal or (iv) grant any approval pursuant to Section 203(a) of the DGCL. Notwithstanding the foregoing, prior to the Specified Time and from the third (3rd) Business Day following Parent’s receipt of written notice advising Parent that the Company Board has determined that an Acquisition Proposal is a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal, the Company Board may, in response to a Superior Proposal that did not result from a breach of this Section 6.2 or any other provision of this Agreement, withdraw or modify, in a manner adverse to Parent or Purchaser, or fail to make, the recommendation by the Company Board of this Agreement, the Offer or the Merger, if the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would violate its fiduciary obligations (such a withdrawal or modification, a “Withdrawal of Recommendation”).

          (c) The Company shall immediately advise Parent orally, with written confirmation to follow within twenty-four (24) hours, of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or any inquiry with respect to, or that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry, and shall promptly provide Parent with copies of any true and complete correspondence, including draft agreements, relating to the foregoing. In the event the Company is permitted to do so pursuant to Section 6.2(a), the Company shall nonetheless not provide any information to or participate in discussions or negotiations with the Person making any Superior Proposal until three (3) Business Days after the Company has first notified Parent of such Acquisition Proposal as required by the preceding sentence. The Company shall (i) keep Parent fully informed of the status and details (including immediate oral and written notification of any change to the terms) of any such Acquisition Proposal or inquiry, and (ii) if Parent shall make a counterproposal, consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. Contemporaneously with providing any information to any other Person in connection with any such Superior Proposal or inquiry, the Company shall furnish a copy of such information to Parent.

          (d) Nothing contained in this Agreement shall be deemed to prohibit the Company from taking and disclosing to its stockholders a position with respect to a tender or exchange offer by a third party required pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that, except as set forth in Section 6.2(b), in no event shall the Company Board or any committee thereof withdraw or modify, or propose to withdraw or modify, its recommendations and approvals with respect to this Agreement, the Offer or the Merger or adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal.

          (e) The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Company shall use its reasonable best efforts to have all copies of all nonpublic information it or its Subsidiaries and its and their Representatives have distributed on or prior to the date of this Agreement to other potential purchasers within the past twelve months returned to the Company or destroyed as soon as possible.

          (f) For purposes of this Agreement:

          “Acquisition Proposal” means any inquiry, proposal or offer by any Person other than Parent, Purchaser or any of their respective Affiliates relating to, or that is reasonably likely to lead to, directly or indirectly: (i) a merger, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, joint venture, liquidation, recapitalization, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries, (ii) the acquisition by any Person in any manner of a number of shares of any class of equity securities of the Company or any Subsidiary equal to or greater than 15% of the number of such shares outstanding before such acquisition or (iii) the acquisition by any Person in any manner, directly or indirectly, of assets that constitute 15% or more of the net revenues, net income, EBITDA or the consolidated total assets of the Company, in each case other than the transactions contemplated by this Agreement; provided, however, that solely for purposes of Section 9.3 hereof, the references to 15% in this definition shall be replaced by 50%.

          “Superior Proposal” means any unsolicited, bona fide written Acquisition Proposal to acquire all or substantially all of the equity securities or assets of the Company, pursuant to a tender or exchange offer, a merger or a sale of its assets, (i) on terms which the Company Board determines, at a duly constituted meeting of the Company Board, in its reasonable good faith judgment to be more favorable, both financially and otherwise, to the holders of Company Common Stock than the transactions contemplated by this Agreement (after receiving the advice of the Company’s independent financial advisor concerning the value of the consideration provided for in such proposal relative to the value of the consideration provided for in the Offer), taking into account all the terms and conditions of such Acquisition Proposal (but excluding any impact on the Principal Stockholders of the terms of any stockholders agreement or the absence thereof included as a facet thereof) and this Agreement and the Stockholder Agreements (including any bona fide offer or proposal by Parent to amend the terms of this Agreement and/or the Stockholder Agreements), (ii) that in the good faith judgment of the Company Board (after consultation with outside counsel) is reasonably capable of being completed timely on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal and (iii) for which financing, to the extent required, is then committed.

     6.3 Certain Tax Matters.

          (a) From the date hereof until the Effective Time, the Company shall, and shall cause each of the Subsidiaries to, (i) timely prepare and file (including pursuant to timely filed extensions), consistent with past practice, all Tax Returns (“Post-Signing Returns”) required to be filed, (ii) timely pay all Taxes due and payable with respect to the taxable periods covered by such Post-Signing Returns, (iii) accrue a reserve in the books and records and financial statements of any such entity consistent with past practice for all Taxes payable by such entity for which no Post-Signing Return is due prior to the Effective Time, (iv) promptly notify Parent of any Proceeding pending against or with respect to the Company or any Subsidiaries in respect any material Tax and not settle or compromise any such Proceeding or other action without Parent’s prior written consent and (v) promptly provide to the Parent a written copy of any U.S. Federal income tax Post-Signing Return filed with the Internal Revenue Service.

          (b) The Company shall not, and shall not permit any Subsidiary to, enter into or effect any transaction that would result in a material recognition of income or gain by the Company or any Subsidiary, other than transactions entered into or effected in the Ordinary Course of Business consistent with past practice.

ARTICLE VII

ADDITIONAL AGREEMENTS

     7.1 Efforts; Consents, Notices and Approvals.

          (a) General. Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable following the date of this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement and the Stockholder Agreements, and to cooperate with each of the other parties hereto in connection with the foregoing, including using its reasonable best efforts: (i) to obtain all necessary waivers, consents and approvals from third parties, (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Laws, (iii) to lift or rescind any Judgment adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (iv) to effect all necessary registrations, applications, filings, notifications and submissions of information requested by governmental authorities under the HSR Act, ITAR, the NISPOM and the Exon-Florio Act as promptly as is reasonably practicable, and in any event within five (5) Business Days after the date hereof, (v) to effect all other necessary registrations, notifications, applications and filings with Governmental Entities, as promptly as is reasonably practicable, and (vi) to fulfill all conditions to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Offer, the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent’s prior written consent, commit to any divestiture transaction, and neither Parent nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses or assets of Parent or any of its Affiliates or that otherwise would result in a change, event, circumstance, development or effect that is or is reasonably likely to have an adverse effect on the business, assets, liabilities, capitalization, prospects, condition (financial or other), or results of operations of Parent and/or Affiliates of Parent. Without expanding its obligations hereunder, the obligation of Parent and Purchaser to use “reasonable best efforts” to obtain waivers, consents and approvals to loan agreements, leases and other Contracts specifically shall not include any obligation to agree to, and neither the Company nor any Subsidiary thereof shall agree (without the prior consent of Parent) to, a modification of the terms of such documents, or to make any guaranty or monetary payment in consideration of such waiver, consent or approval. Without prejudice or limitation to the representations, warranties or covenants in this Agreement, each party acknowledges and agrees that the issuance of security clearances is in the discretion of the appropriate Governmental Entities, and no party shall bear responsibility for the results of the exercise of such discretion.

          (b) Notifications by Company. The Company shall confer with Parent on a regular and frequent basis as reasonably requested by Parent concerning operational matters and promptly advise Parent orally and in writing of any significant change or event, including any having, or which, insofar as reasonably can be foreseen, could have, a Material Adverse Effect. The Company shall promptly provide to Parent (or its counsel) copies of all filings made by the

Company with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. Nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Offers. Prior to the consummation of the Offers, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its business operations.

          (c) State Takeover Law. Without limiting the generality of Section 7.1(a), if any “fair price” or “business combination” or “control share acquisition” or “anti-takeover” statute, or other similar statute or regulation or any state “blue sky” statute shall become applicable to the transactions contemplated by this Agreement or by the Stockholder Agreements, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby, and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated hereby or thereby.

     7.2 Option to Acquire Additional Shares.

          (a) The Company hereby grants to Parent and Purchaser an irrevocable option (the “Purchaser Option”) to purchase up to that number of newly issued and treasury shares of the Company Common Stock (the “Purchaser Option Shares”) equal to the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent, Purchaser and their affiliates immediately following consummation of the Offer, shall constitute one share more than ninety percent (90%) of the shares of Company Common Stock then outstanding on a Fully Diluted Basis (after giving effect to the issuance of Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the Offer Consideration.

          (b) The Purchaser Option shall be exercisable only after the purchase of and payment for shares of Company Common Stock pursuant to the Offer by Parent or Purchaser as a result of which Parent, Purchaser and their Affiliates own beneficially at least 80% of the outstanding shares of the Company Common Stock. Such Purchaser Option shall not be exercisable to the extent the number of shares of Company Common Stock subject thereto exceeds the number of authorized shares of Company Common Stock available for issuance.

          (c) In the event Parent and Purchaser wish to exercise the Purchaser Option, Purchaser shall give the Company one (1) Business Day prior written notice specifying the number of shares of the Company Common Stock that are or will be owned by Parent, Purchaser and their Affiliates immediately following consummation of the Offer and specifying a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Purchaser specifying the number of Purchaser Option Shares. At the closing of the purchase of Purchaser Option Shares, the portion of the purchase price owing upon exercise of such Purchaser Option which equals the product of (x) the number of shares of Company Common Stock purchased pursuant to such Purchaser Option, multiplied by (y) the Offer Consideration, shall be paid to the Company in cash by wire transfer or cashier’s check.

     7.3 Company Stockholder Adoption of the Agreement.

          (a) Calling of Company Stockholders Meeting. If the adoption of this Agreement by the stockholders of the Company is required under the DGCL in order to consummate the Merger, the Company shall, acting through the Company Board, at Parent’s request, as soon as practicable following the acceptance for payment of, and payment for, shares of Company Common Stock by Purchaser in the Offer (coordinating the timing thereof with Parent), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of obtaining such stockholder approval. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 7.3(a) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or (ii) the withdrawal or modification by the Company Board of its approval or recommendation of this Agreement, the Offer or the Merger. Notwithstanding the foregoing, if Purchaser or any other Subsidiary of Parent shall acquire at least 90% of the outstanding shares of Company Common Stock, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders meeting in accordance with Section 253 of the DGCL. If the adoption of this Agreement by the stockholders of the Company is required under the DGCL in order to consummate the Merger, to the extent permitted by the DGCL, and in accordance with all relevant provisions thereof, at Parent’s request, the Company shall take all necessary and appropriate action to obtain the requisite approval and adoption by the Company’s stockholders of this Agreement and the Merger by written consent without a meeting.

          (b) Preparation of Proxy Statement. If the adoption of this Agreement by the stockholders of the Company is required under the DGCL in order to consummate the Merger, the Company shall, at Parent’s request, as soon as practicable following the acceptance for payment of, and payment for, shares by Purchaser in the Offer, prepare and file with the SEC a proxy or information statement (the “Proxy Statement”) in accordance with the Exchange Act and any other applicable Laws, and will use its commercially reasonable efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or for additional information, and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff, or any other government officials on the other hand with respect to the Proxy Statement. The Company shall consult with Parent and its counsel prior to responding to any comments from the SEC or its staff or any other government officials. If at any time prior to the Company Stockholders Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders and file with the SEC any such amendment or supplement. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto, to the Company’s stockholders unless it has first obtained the consent of Parent to such mailing, which consent shall not be unreasonably withheld.

          (c) Voting of Shares by Parent and Purchaser. Parent shall cause all shares of Company Common Stock purchased by Purchaser pursuant to the Offer and all other shares of Company Common Stock owned by Parent or Purchaser or any other subsidiary of Parent to be voted in favor of the adoption of this Agreement.

     7.4 Notification of Certain Matters. The Company shall give prompt notice to Parent of (a) the inaccuracy of any representation or warranty made by the Company contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, or (b) the failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall be deemed to cure any breach or otherwise affect the representations, warranties, covenants or agreements of the Company or waive the conditions to the obligations of the parties hereunder. Without limiting the foregoing, the Company shall, promptly and in any event within 24 hours after it has notice of any of the following, notify Parent of:

     (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

     (iii) any Proceedings commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any Subsidiary which, if pending on the date of this Agreement would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the transaction contemplated hereby.

     7.5 Access to Information.

          (a) The Company shall, and shall cause each of its Subsidiaries and the Company’s and such Subsidiaries’ Representatives to, afford to Parent and its Representatives access, at all reasonable times, during the period prior to the Effective Time, to all of the Company’s and any of its Subsidiaries’, properties, books, records, Contracts, commitments and personnel and shall furnish Parent all financial, operating and other data and information as Parent may request. Unless otherwise required by Law, Parent will hold any such information which is nonpublic in confidence in accordance with the Non-Disclosure Agreement. Without limiting the generality of the foregoing, the Company shall, within two (2) Business Days of any request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 262 of the DGCL (assuming such holder met the requirements of such section). The Company shall use its commercially reasonable efforts to secure for the Company access to and copies of the workpapers of its independent public accountants. No information or knowledge obtained in any investigation pursuant to this Section or otherwise shall affect or be deemed to modify any representation or warranty contained in the Agreement or the conditions to the obligations of the parties to consummate the Offer or the Merger.

          (b) Neither any investigation conducted by Parent or its Representatives pursuant to this Section 7.5 nor the results thereof shall affect any representation or warranty of the Company contained in this Agreement or the ability of Parent to rely thereon. The parties acknowledge that Parent and the Company have previously executed a non-disclosure agreement, dated as of February 9, 2005 (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

     7.6 Public Disclosure. Except as may be required by Law or stock market regulations, (a) the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed by the Company and Parent and (b) Parent and the Company shall each use its reasonable best efforts to consult with the other party before issuing, and provide each other with a reasonable opportunity to review and comment upon, any other press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to using such efforts; provided, however, that nothing in this Section 7.6 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by Law or stock market regulations. Parent and the Company shall each use its reasonable best efforts to consult with the other party before issuing, and provide each other with a reasonable opportunity to review and comment upon, any communications to Company employees with respect to the transactions contemplated by this Agreement, including the Offer and the Merger.

     7.7 Indemnification.

          (a) For six (6) years after the Effective Time, the Surviving Corporation will indemnify and hold harmless (including advancement of expenses) the current and former directors and officers of the Company and its Subsidiaries (the “Covered Parties”) in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided in their respective Certificate of Incorporation, By-laws or similar governing instruments as in effect as of the date of this Agreement which shall survive the Merger and shall continue in full force and effect; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. As of the Effective Time, Parent shall cause the Surviving Corporation to purchase a “run-off” directors’ and officers’ insurance and indemnification policy (the “Run-off D&O Insurance”) for the Covered Parties providing coverage for events occurring prior to the Effective Time for a period not less than six (6) years from the Effective Time for all persons that are directors and officers of the Company or its Subsidiaries on the date of this Agreement, on terms and conditions substantially similar to the existing directors’ and officers’ insurance and indemnification policy with a six year aggregate policy limit of $10 million; provided, however, that in no event shall the Surviving Corporation be required to expend in excess of 200% of the current annual premium (the “Current Premium”) of the Company’s directors’ and officers’ insurance and indemnification policy as in effect on the date hereof for Run-off D&O Insurance, and if the cost of such Run-off D&O

Insurance would exceed 200% of the Current Premium, the Surviving Corporation shall purchase the maximum amount of coverage for six (6) years as is available for 200% of the Current Premium. If the Run-off D&O Insurance cannot be maintained, expires or is terminated or cancelled during such six-year period, the Surviving Corporation will use reasonable efforts to replace such coverage for the remainder of such period on terms and conditions substantially similar to the existing directors’ and officers’ insurance and indemnification policy; provided, however, that in no event shall the Surviving Corporation be required to expend in excess of an aggregate of 100% of the Current Premium to replace the Run-off D&O Insurance, and if the expense of replacing such Run-off D&O Insurance would exceed 100% of the Current Premium, the Surviving Corporation shall purchase the maximum amount of coverage for six (6) years as is available for 100% of the Current Premium.

          (b) In the event the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any Person, then, and in each such case, to the extent necessary to effect the purposes of this Section 7.7, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.7; provided, however, that, in the case of any such assignment by the Surviving Corporation, the Surviving Corporation shall remain liable for all of its obligations under this Agreement. This Section 7.7 shall survive the Effective Time, is intended to benefit the current and former directors and officers of the Company and its Subsidiaries, and shall be enforceable by any of them.

     7.8 Stockholder Litigation. The Company shall keep Parent fully informed of any stockholder litigation against the Company and its directors relating to this Agreement, the Stockholder Agreements, the Offer, the Merger or any other transactions contemplated hereby; provided, however, that no settlement of any such litigation shall be agreed to without Parent’s prior written consent.

     7.9 Obligation to Investigate Building. After the date hereof, and prior to the completion of the Offer, (i) the Company shall use its reasonable best efforts to obtain from Building such information and documents as shall be necessary or advisable to enable the Company to confirm the accuracy of each of the representations and warranties pertaining to Building that are set forth in Article IV, and (ii) the Company shall give Parent and Purchaser prompt written notice in accordance with Section 7.4 of any facts or circumstances that become known to the Company that would cause any such representation or warranty to be untrue or incorrect in any respect.

ARTICLE VIII

CONDITIONS

     8.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of each of the following conditions:

          (a) Parent or Purchaser shall have made, or caused to be made, the Offer on the terms and conditions set forth therein and shall have purchased, or caused to be purchased, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer;

          (b) this Agreement and the Merger shall have been approved and adopted by the requisite vote or consent of the stockholders of the Company, if any, required by the DGCL and the Company’s Certificate of Incorporation, as amended;

          (c) any requisite waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and any other applicable competition, merger, control, antitrust or similar Law shall have expired or been terminated;

          (d) the Parties shall have received written notice from the Committee on Foreign Investment in the United States (“CFIUS”) that review of the contemplated transaction under the Exon-Florio Act has been concluded; and that CFIUS shall have determined that there are no issues of national security sufficient to warrant investigation under the Exon-Florio Act;

          (e) the Company shall have taken commercially reasonable steps to advise the Defense Security Service (“DSS”) of the relevant aspects of the transaction and proposed terms of a proxy agreement, voting trust or other arrangement calculated to be acceptable to the DSS, and the DSS shall have indicated that it is willing to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to this transaction by, and acceptable to, Parent in its sole discretion, in accordance with the NISPOM; and

          (f) no Judgment issued by a court of competent jurisdiction or by any Governmental Entity nor any Law shall be in effect, which would make the acquisition or holding by Parent or its subsidiaries of the shares of Company Common Stock or shares of common stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

     9.1 Termination. This Agreement may be terminated and the Offer and Merger may be abandoned at any time prior to the Effective Time, whether prior to or after the approval of this Agreement by the stockholders of the Company or Purchaser, as follows:

          (a) subject to Section 1.3(c), by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company:

     (i) if (x) as a result of the failure of any of the Offer conditions set forth in Annex I the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any shares of Company Common Stock pursuant to the Offer or (y) Purchaser shall not have accepted for payment any shares of Company Common Stock pursuant to the Offer on or before September 25, 2005 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligations under this Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated on or before the Outside Date;

     (ii) if any Governmental Entity issues a Judgment or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, any shares of Company Common Stock pursuant to the Offer or the Merger and such Judgment or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used commercially reasonable efforts to remove or lift such Judgment; or

     (iii) if, as of the first expiration date of the Offer after June 30, 2005 (if any), such party reasonably determines that the HSR Condition, the Exon-Florio Condition or the DSS Condition cannot be satisfied prior to the Outside Date, provided that no Acquisition Proposal shall have been made and all of the other conditions set forth in Annex I are satisfied or are reasonably capable of being satisfied on such expiration date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall not be available to any party whose failure to fulfill any obligations under this Agreement has been a principal cause of or resulted in the failure of the Offer to be consummated on or before such expiration date;

          (c) by Parent prior to the purchase of shares of Company Common Stock pursuant to the Offer in the event of:

     (i) a failure of a condition set forth in paragraphs (i), (vi)(E) or (vi)(F) of Annex I; provided, however, solely in the case where such failure of a condition set forth in paragraphs (vi)(E) or (vi)(F) of Annex I is the result of any inaccuracy or non-willful breach of a representation, warranty, covenant or agreement that is reasonably capable of being cured within ten (10) days, Parent may not terminate pursuant to this Section 9.1(c)(i) if each condition set forth in paragraphs (i), (vi)(E) and (vi)(F) of Annex I shall have been fully satisfied within ten (10) days after the giving of written notice to Company of such inaccuracy or breach; or

     (ii) (x) a Withdrawal of Recommendation, or (y) a breach by the Company of Section 6.2; or

     (iii) a Material Adverse Effect; or

          (d) by the Company, prior to the purchase by Purchaser of any shares of Company Common Stock pursuant to the Offer, if Parent or Purchaser breaches or fails to perform in any material respect any of their respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform materially impairs Parent’s and

Purchaser’s ability to consummate the Offer or the Merger and which breach or failure to perform cannot be or has not been cured within ten (10) days after the giving of written notice to Parent of such breach (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement).

     9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, all obligations and agreements of the parties set forth in this Agreement shall forthwith terminate and be of no further force or effect, and there shall be no liability on the part of Parent, Purchaser or the Company hereunder, except as set forth in this Section 9.2 and, Sections 4.20, 5.6, and 9.3 and Article X, which provisions shall survive such termination; provided, however, that the foregoing shall not relieve any party for liability for an intentional misrepresentation or intentional breach of this Agreement.

     9.3 Fees and Expenses.

          (a) General. Except as otherwise provided in Section 9.2 or this Section 9.3, each party shall bear all of the fees and expenses incurred by it in connection with the negotiation and performance of this Agreement, and no party may recover any such fees and expenses from the other parties upon any termination of this Agreement.

          (b) Payment of Fees by the Company to Parent. The Company shall immediately pay to Parent the following amounts under the circumstances and on the terms set forth as follows, in cash by wire transfer of same-day available funds if:

     (i) after the date hereof an Acquisition Proposal shall have been made (whether or not conditional or subsequently withdrawn), and thereafter (A) either party terminates this Agreement pursuant to Section 9.1(b)(i) or (B) Parent terminates this Agreement pursuant to Section 9.1(c)(i), then (x) the Company shall pay the Expenses of Parent upon demand, and (y) if concurrently therewith or at any time within twelve (12) months thereafter, the Company enters into a merger agreement, acquisition agreement or similar Contract (including a letter of intent) with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company shall pay the Termination Fee (as defined in Section 9.3(c)) upon the earlier of the execution of such Contract or upon consummation of such Acquisition Proposal (provided that the Company shall not be obligated to pay the Termination Fee following termination pursuant to Section 9.1(c)(i) if the Company had the right to terminate this Agreement pursuant to Section 9.1(d) at the time of such termination by Parent (and so notified Parent in writing within five (5) Business Days after such termination by Parent pursuant to Section 9.1(c)(i));

     (ii) Parent terminates this Agreement pursuant to Section 9.1(c)(ii)(x), the Company shall pay the Termination Fee within one (1) Business Day following such termination; or

     (iii) Parent terminates this Agreement pursuant to Section 9.1(c)(ii)(y), then (x) the Company shall pay the Expenses of Parent upon demand, and (y) if, after the date hereof and prior to such termination, an Acquisition Proposal shall have been made

(whether or not conditional or subsequently withdrawn), the Company shall pay the Termination Fee within one (1) Business Day following such termination.

          (c) Termination Fee and Expenses. For the purpose of this Agreement, (i) “Expenses” means documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent and/or Purchaser in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by this Agreement, including all fees and expenses of law firms, investment banking firms, accountants, experts and consultants to Parent and/or Purchaser (but in no event shall Expenses exceed $2.0 million), and (ii) “Termination Fee” means $14,200,000 less Expenses theretofore paid by the Company to Parent pursuant to Section 9.3(b).

     9.4 Amendment. At any time prior to the Effective Time, the parties may amend, modify and supplement this Agreement in any and all respects, whether before or after any vote of the stockholders of the Company or Purchaser; provided however, after such approval, no such amendment shall be made which by Law requires the further approval of such stockholders without such further approval. Any such amendment, modification or supplement shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of each of the parties.

     9.5 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the proviso in Section 9.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     9.6 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.1, an amendment, modification or supplement of this Agreement pursuant to Section 9.4 or an extension or waiver of this Agreement pursuant to Section 9.5 shall, in order to be effective, require, in the case of Purchaser or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors (which, in the case of the Company, shall include the approval contemplated by Section 1.3(c) to the extent applicable).

ARTICLE X

MISCELLANEOUS

     10.1 Nonsurvival of Representations and Warranties. The respective representations and warranties of the Company, Parent and Purchaser contained in this Agreement shall expire with, and be terminated and extinguished upon, the Effective Time and the covenants of the Company, Parent, Purchaser and the Surviving Corporation that by their terms survive the Effective Time shall survive the Effective Time for the period specified in such covenants. This

Section 10.1 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the consummation of the Merger.

     10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered if delivered by hand, by facsimile transmission, or by courier or overnight carrier to the persons at the addresses set forth below:

          (a) If to Parent or Purchaser:

Nortel Networks Inc.
220 Athens Way, Suite 300
Nashville, Tennessee 37228-1397
Attention: Lynn Egan / Corporate Secretary
Facsimile No.: (615) 432-4067

with a copy to:

Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2595
Attention: Donald L. Toker, Jr., Esq.
Facsimile No.: (202) 628-5116

          (b) If to the Company:

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, Virginia 22033
Attention: General Counsel
Facsimile No.: (703) 679-4700

with a copy to:

DLA Piper Rudnick Gray Cary US LLP
1775 Wiehle Avenue, Suite 400
Reston, Virginia 20190-5159
Attention: Edwin M. Martin, Esq.
Facsimile No.: (703) 773-5000

     Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended.

     Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

     10.3 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided, however, that the Non-Disclosure Agreement shall remain in effect in accordance with its terms.

     10.4 No Third Party Beneficiaries. Except for Section 7.7 above, this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any other Person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

     10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent and/or Purchaser may assign this Agreement to any direct or indirect wholly owned Subsidiary of Parent without the consent of the Company, provided that Parent and/or Purchaser, as the case may be, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     10.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

     10.7 Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

     10.8 Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include”, “includes” or “including” are used in this Agreement, including Annex I, they shall be deemed to be followed by the words “without limitation.” For purposes of this Agreement, the Company shall not be deemed to be an Affiliate or Subsidiary of Purchaser or Parent. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. “Company’s Knowledge” means (A) on the date hereof, the actual knowledge, after due inquiry, of the persons listed on Schedule 10.8 of the Company Disclosure Schedule, provided, however, with respect to Building, no inquiry of Building or any other members of Building is required, and (B) following the date hereof but prior to the expiration date of the Offer (as it may be extended), the actual knowledge, after due inquiry (including due inquiry of Building and the other member(s) of Building), of the persons listed on Schedule 10.8 of the Company Disclosure Schedule. For the avoidance of doubt, the term “Company” as used in this Agreement shall include all predecessors of PEC Solutions, Inc. For purposes of this Agreement, the term “Material Adverse Effect” means any change, event, circumstance, development or effect that is or is reasonably likely to have a materially adverse effect on (i) the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole (but shall exclude with respect to any fiscal period following the announcement of this Agreement and prior to the Closing Date the effects of any material adverse change in the Company’s results of operations, or financial condition, that is directly attributable to (x) changes or conditions generally affecting the information technology services industry that do not disproportionately affect the Company or its Subsidiaries, (y) general economic conditions, or (z) the execution and performance of this Agreement or the public announcement hereof), or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement as currently conducted after the Closing. As used in this Agreement, the word “Subsidiary” means, with respect to the Company, any corporation, partnership, joint venture, limited liability company or other business association or entity, whether incorporated or unincorporated, of which (i) the Company or any other subsidiary of the Company is a general partner or a managing member, (ii) the Company and/or one or more of its subsidiaries holds voting power to elect a majority of the board of directors or other governing body performing similar functions, or (iii) the Company and/or one or more of its subsidiaries, directly or indirectly, owns or controls more than 50% of the equity, membership, partnership or similar interests.

     10.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

     10.10 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

     10.11 Submission to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.2. Nothing in this Section 10.11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

     10.12 WAIVER OF JURY TRIAL. EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of page intentionally left blank.]

SIGNATURE PAGE TO THE AGREEMENT AND PLAN OF MERGER

      IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEC SOLUTIONS, INC.
Date of Execution: April 25, 2005	By:	/s/ David C. Karlgaard
	Name:	David C. Karlgaard
	Title:	CEO

NORTEL NETWORKS INC.
Date of Execution: April 25, 2005	By:	/s/ Charles R. Saffell
	Name:	Charles R. Saffell
	Title:	President, Nortel Federal Network Solutions

PS MERGER SUB, INC.
Date of Execution: April 25, 2005	By:	/s/ Arno Nadolny
	Name:	Arno Nadolny
	Title:	President

ANNEX I

CONDITIONS OF THE OFFER

     Capitalized terms used in this Annex I but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger (the “Agreement”) of which this Annex I is a part.

     Notwithstanding any other provisions of the Offer or the Agreement, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Company Common Stock promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered shares of Company Common Stock, and may terminate or amend the Offer as to any shares of Company Common Stock not then paid for, if:

          (i) the Minimum Condition shall not have been satisfied immediately prior to the expiration date of the Offer (as it may be extended in accordance with the terms of this Agreement);

          (ii) any waiting period under the HSR Act applicable to the Offer, the Merger or the transactions contemplated hereby shall not have expired or been terminated (the “HSR Condition”);

          (iii) the Parties shall not have received written notice from the CFIUS that review under the Exon-Florio Act of the Offer, the Merger and the transactions contemplated hereby has been concluded, or CFIUS shall have determined that there are issues of national security sufficient to warrant investigation under the Exon-Florio Act or advised that action under Exon-Florio Act has not been concluded with respect to the Offer, the Merger and the transactions contemplated hereby (the “Exon-Florio Condition”);

          (iv) the Company shall not have taken commercially reasonable steps to advise the DSS of the relevant aspects of the transaction and proposed terms of a proxy agreement, voting trust or other arrangement calculated to be acceptable to the DSS, or the DSS shall have indicated that it is not willing to agree to a foreign ownership, control or influence mitigation proposal submitted in relation to this transaction by, and acceptable to, Parent in its sole discretion, in accordance with the NISPOM (the “DSS Condition”);

          (v) any other required waiting periods, material clearances or approvals of any Governmental Entity applicable to the Offer, the Merger or the transactions contemplated hereby under any applicable Laws shall not have expired and not been extended, been obtained or been terminated, as the case may be; or

          (vi) on or after the date of the Agreement and prior to the expiration date of the Offer (as it may be extended in accordance with the terms of this Agreement), any of the following conditions shall have occurred:

     (A) there shall be any action taken, or any Judgment or Law, existing, enacted, promulgated, entered, enforced, amended or issued, by any Governmental Entity, which is applicable to or deemed applicable to (x) Parent, Purchaser, any Affiliate of Parent, the Company or any Subsidiary of the Company, or (y) the Offer, the Merger, the Agreement or the Stockholder Agreements, (1) which does or could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, the transactions contemplated by the Agreement or the Stockholder Agreements, including the Offer and the Merger, or seeking to obtain from the Company or (to the extent it relates to the transactions contemplated by the Agreement or the Stockholder Agreements, including the Offer or the Merger) Parent or any of its Affiliates, any material damages, (2) prohibiting or limiting the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole or of Parent and its Affiliates, (3) compelling the Company, Parent or Purchaser to dispose of or to hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries taken as a whole or of Parent or any of its Affiliates, (4) imposing any limitation on the ability of the Company, Parent or Purchaser (i) to conduct the business or own a material portion of the assets of the Company and its Subsidiaries taken as a whole, or of Parent or any of its Affiliates, or (ii) to acquire or hold, or to exercise full rights of ownership of any shares of Company Common Stock, including the right to vote such shares of Company Common Stock on all matters properly presented to the Company’s stockholders, (5) requiring divestiture by Parent or Purchaser of all or any of the shares of Company Common Stock, (6) imposing limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase all of the shares of Company Common Stock pursuant to the Offer and/or the Merger, or (7) that otherwise has resulted in, or could reasonably be expected to result in, a Material Adverse Effect;

     (B) there shall be threatened in writing, instituted or pending any Proceeding by any Governmental Entity (other than the routine application to the Offer, the Merger or the transactions contemplated by the Stockholder Agreements of the waiting period provisions under the HSR Act) seeking to challenge, or which does or could reasonably be expected to make illegal, impede, materially delay or otherwise directly or indirectly restrain, prohibit or make materially more costly, the transactions contemplated by the Agreement or the Stockholder Agreements, including the Offer and the Merger, or seeking to obtain from the Company or Parent or any of its Affiliates, any material damages, or seeking, resulting in or that could reasonably be expected to result in, directly or indirectly, any of the consequences referred to in paragraph (vi)(A) above;

     (C) there shall have occurred a Material Adverse Effect;

     (D) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange, (2) any decline in any of the Dow Jones Industrial Average or the Nasdaq National Market in excess of 15% measured from the close of business on the trading day immediately preceding the date of the Agreement, (3) a declaration of a banking moratorium, any suspension of payments in respect of banks in the United States, (4) a commencement on or after the date hereof or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, or (5) in the case of any of the foregoing existing at the date of the Agreement, a material acceleration or worsening thereof;

     (E) (1) the representations and warranties of the Company set forth in the Agreement (other than Section 4.2 and paragraphs (a), (d) and (e) of Section 4.3 of the Agreement) shall not be true and correct (without giving effect to any materiality or Material Adverse Effect qualification or expectations contained therein) as of the date of the scheduled or extended expiration date of the Offer (except to the extent that any such representation or warranty refers specifically to a particular date, in which case such representation or warranty shall be true and correct as of such date) except where the failure to be so true and correct, individually or in the aggregate, does not and would not reasonably be expected to (i) have a Material Adverse Effect, (ii) materially increase the cost to Purchaser of consummating the Offer or the Merger or (iii) have a material adverse effect on Parent or any of its Affiliates or on the aggregate benefits to Parent of the transactions contemplated by the Merger Agreement; and (2) the representations and warranties of the Company set forth in Section 4.2 and paragraphs (a), (d) and (e) of Section 4.3 of the Agreement shall not be true and correct in any respect as of the date of the Agreement or the scheduled or extended expiration date of the Offer;

     (F) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Agreement, or any Principal Stockholder shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of such Principal Stockholder to be performed or complied with by it under the applicable Stockholder Agreement;

     (G) the Company Board or any committee thereof (1) shall have withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, the Merger, the Agreement or the Stockholder Agreements, or (2) shall have resolved to do any of the foregoing;

     (H) the Company shall not have furnished Purchaser with certificates in form and substance reasonably satisfactory to Parent dated as of the scheduled expiration date of the Offer signed on its behalf by its Chief Executive Officer and Chief Financial Officer (1) to the effect that the conditions set forth in items (vi)(E), (F), (G), (K), (L) and (M) of this Annex I have not occurred, and (2) regarding the effectiveness of the Company’s disclosure controls and procedures;

     (I) beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of 5% or more of the shares of Company Common Stock has been acquired by any person or group (as defined in Section 13(d)(3) of the Exchange Act), other than shares of Company Common Stock beneficially owned by the Principal Stockholders as of the date of this Agreement;

     (J) the Agreement shall have been terminated in accordance with its terms;

     (K) all consents necessary to the consummation of the Offer or the Merger including, without limitation, consents from parties to loans, leases or other Contracts shall not have been obtained;

     (L) the Company shall not have obtained all documentation, or taken actions sufficient to obtain in the ordinary course, all documentation necessary in Parent’s reasonable judgment to ensure that business under Government Contracts may continue without any material interruption, including but not limited to: (1) documentation of all consents, novations, assignments, and any other approvals from all Governmental Entities or any other customers, necessary to ensure the uninterrupted performance of all Government Contracts; (2) documentation confirming the uninterrupted effectiveness of all facility security clearances (and the uninterrupted effectiveness of all personal security clearances required for such facility security clearances) necessary for the uninterrupted performance of classified work under all Government Contracts; and (3) documentation confirming the uninterrupted effectiveness of all U.S. Government export licenses, whether relating to hardware, software, technical data, or other information, necessary for the uninterrupted performance of all business involving foreign customers, end-users, suppliers, contractors, subcontractors, team members, or consultants; or

     (M) fewer than 80% of the Key Employees are then employed by the Company or its Subsidiaries;

which in the sole judgment of Parent and Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for shares of Company Common Stock.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser (except for the Minimum Condition), in whole or in part, at any time and from time to time, in their respective sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.